40-33



AIM Money Market Funds Inc.

811-02606

Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 9, 2005




05049672


SEC MAIL PROCESSING
RECEIVED
MAR 14 2005
WASH. D.C. 165 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, In Regards to Mutual Funds Investment Litigation, a copy of an **Supplemental Memorandum of INVESCO Defendatns in Further Suppport of Motion to Dismiss Consolidated Amended Class Action Complaint** and **Declaration of Maeve O'Connor in Support of the INVESCO Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaint** in *Richard Lepera, On Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED

APR 08 2005

THOMSON FINANCIAL

3

S:\srr\Litigation\Lepera v Invesco\Corr\L-030905SEC.doc
030905 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re: INVESCO (04-MD-15864-02)	MDL 1586 Case No. 04-MD-15864 (Hon. Frederick P. Stamp, Jr.)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

SUPPLEMENTAL MEMORANDUM OF INVESCO DEFENDANTS IN FURTHER SUPPORT OF MOTION TO DISMISS CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Table of Contents

Page

Table of Contents
(continued)

Page

TABLE OF AUTHORITIES

FEDERAL CASES

FEDERAL STATUTES

The INVESCO Defendants[1] respectfully submit this supplemental memorandum in further support of their motion pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure and to dismiss the Consolidated Amended Class Action Complaint (the "Complaint") filed by putative plaintiff City of Chicago Deferred Compensation Plan ("Plaintiff").

I. Introduction

The INVESCO Defendants adopt and incorporate by reference the Omnibus Memorandum of Law in Support of Fund Group Defendants' Motion to Dismiss the Shareholder Class Action Complaints ("Omnibus Memorandum"). The INVESCO Defendants respectfully submit this supplemental memorandum to provide additional support for their motion to dismiss as to certain claims.[2]

II. Plaintiff's Lawsuit and Allegations

This lawsuit arises from – and seeks to duplicate – a comprehensive investigation

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[1] This supplemental memorandum is filed on behalf of: AIM Advisors, Inc.; AIM Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Assets Management (N.A); INVESCO Institutional (N.A), Inc.; Michael K. Brugman; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark H. Williamson (collectively, the "INVESCO Defendants").

[2] In light of the 20-page limitation, this supplemental memorandum necessarily is summary in nature and does not address fully – or in some cases, at all – the Complaint-specific reasons why all of Plaintiff's federal claims against all 15 INVESCO Defendants should be dismissed in whole or in part. We would welcome the opportunity to provide further written guidance to the Court. (In accordance with the parties' agreement, with the Court's approval, the INVESCO Defendants will defer briefing state-law issues until a later date to be determined.)

by the Securities and Exchange Commission ("SEC"), the New York Attorney General ("NYAG"), and other regulators into alleged market timing and late trading activity in the mutual funds formerly advised by INVESCO Funds Group, Inc. ("INVESCO"). As a result of that investigation, INVESCO agreed to establish a $325 million "Fair Fund" to be distributed to injured shareholders.

Although Plaintiff's share of that Fund has not yet been determined, Plaintiff has rushed to assert multiple claims against fifteen INVESCO Defendants in an attempt to shoehorn the very purported injuries underlying the regulators' investigation into a cause of action that will support a different and additional form of recovery. In so doing, Plaintiff has, among other things, relied heavily on impermissible "group pleading," asserting blunderbuss claims against "all defendants" without regard to whether its own allegations support those claims; failed to plead fraud with particularity as required by the PSLRA and Fed. R. Civ. P. 9(b); failed to plead a factual basis for damages in connection with its claims under Section 11 of the Securities Act; failed even to identify which INVESCO Funds it allegedly purchased and/or held during the putative Class Period; and disregarded throughout the Complaint the substantive requirements of the federal securities laws.

To the extent (if at all) that Plaintiff has been harmed by any market timing and/or late trading in the INVESCO Funds, its injuries will be addressed through the Fair Fund. To the extent that Plaintiff seeks additional recovery under the federal securities laws, its claims must be dismissed for the reasons set forth in the Omnibus Memorandum and below.

A. The Parties

1. Plaintiff

Plaintiff is a municipal deferred compensation plan that allegedly "purchased and held shares of various INVESCO mutual funds" during the Class Period. (Compl. ¶ 13.) Plaintiff brings this lawsuit as a putative class action on behalf of all persons who "purchased and/or held INVESCO mutual funds advised by INVESCO Funds Group, Inc." during the period from December 5, 1998 to November 24, 2003, inclusive (the "Class Period") and were injured by "market timing" and/or "late trading" activity in those funds. (*Id.* ¶ 1.)

2. The INVESCO Defendants

Plaintiff asserts claims against twenty INVESCO Defendants, whom Plaintiff lumps into the following five categories: (i) the INVESCO Advisers, (ii) the INVESCO Registrants, (iii) the Distributors, (iv) the INVESCO Individual Defendants, and (v) AMVESCAP PLC.

(a) The INVESCO Advisers

The "INVESCO Advisers" are: (i) INVESCO Funds Group, Inc. ("INVESCO"); (ii) INVESCO Institutional (N.A), Inc. ("IINA"); (iii) INVESCO Assets Management Ltd. ("IAM"); (iv) INVESCO Global Assets Management (N.A) ("IGAM"); (v) AIM Investment Services, Inc. ("AIM Investments"); and (vi) A I M Advisors, Inc. ("AIM Advisors").

INVESCO was the investment adviser to the INVESCO Funds throughout the Class Period. (Compl. ¶¶ 1, 17(a), 18.) INVESCO allegedly merged with AIM

Investments on November 25, 2003 – the day after the close of the Class Period – and thereupon ceased to be the adviser to the INVESCO Funds. (*Id.* ¶ 18.)

The remaining "INVESCO Advisers" – IINA, IAM, IGAM, AIM Advisors, and AIM Investments – are defined under the caption "Parties" but not otherwise specifically mentioned in the Complaint.

(b) The Distributors

The Distributor defendants are INVESCO Distributors, Inc. ("INVESCO Distributors"), and A I M Distributors, Inc. ("AIM Distributors"). INVESCO Distributors allegedly was the distributor for all of the INVESCO Funds during the Class Period. (Compl. ¶ 31.) AIM Distributors allegedly succeeded INVESCO Distributors as the distributor for the INVESCO Funds when AIM Investments merged with INVESCO on November 25, 2003. (*Id.* ¶ 32.) AIM Distributors is not alleged to have been affiliated in any way with the INVESCO Funds during the Class Period.

(c) The INVESCO Individual Defendants

The INVESCO Individual Defendants are Raymond R. Cunningham ("Cunningham"), Mark Williamson ("Williamson"), Michael K. Brugman ("Brugman"), Thomas A. Kolbe ("Kolbe"), Michael D. Legoski ("Legoski"), and Timothy J. Miller ("Miller"). Plaintiff alleges as follows regarding their respective positions in the company:

Cunningham. Cunningham served as President and a member of the corporate board of INVESCO beginning in May 2001 and Chief Executive Officer beginning in January 2003. (Compl. ¶ 34(a).) At various times from as early as July 2001 through August 2003,

Cunningham was a signatory to registration statements incorporating INVESCO Prospectuses. (*Id.* ¶ 34(a) & App. B.)

Williamson. Williamson served as President of INVESCO and Chairman of the Board of Directors from 1999 through January 2003. Throughout the Class Period, Williamson was a signatory to registration statements incorporating INVESCO Prospectuses. (Compl. ¶ 39 & App. B.)

Brugman, Kolbe, Legoski And Miller. The Complaint does not allege that any of Brugman, Kolbe, Legoski or Miller was a trustee of the INVESCO Funds, a signatory to a registration statement or a member of the corporate board of INVESCO at any time during the Class Period. (Compl. ¶¶ 35-38.)

(d) AMVESCAP PLC

AMVESCAP PLC ("AMVESCAP") allegedly is the ultimate corporate parent of the INVESCO Advisers, the INVESCO Registrants, and the Distributors. (Compl. ¶¶ 16(a) & (b); *see also*, *id.* ¶¶ 17-33.) Plaintiff summarily alleges that AMVESCAP "operates and controls" each of these entities. (*Id.* ¶ 16(b).) The Complaint contains no substantive allegations concerning AMVESCAP's conduct.

B. Summary Of Factual Allegations Relating To The INVESCO Defendants

1. Market Timing and Late Trading

Plaintiff alleges that there was a "systematic approach to market timing and late trading in the INVESCO Funds throughout the Class Period involving the most senior levels of INVESCO management." (Compl. ¶ 94.) According to Plaintiff, the

"INVESCO defendants knew throughout the Class Period that the market timing and late trading in the INVESCO Funds caused significant damage both to the Funds' performance and to its innocent long-term investors." (*Id.*. ¶ 145.) Plaintiff alleges that the "INVESCO defendants" nevertheless allowed timing to continue "for their own benefit." (*Id.*)

In support of these summary allegations, Plaintiff claims that INVESCO and/or certain of the INVESCO Individual Defendants (excluding Williamson) negotiated, monitored and/or approved market timing arrangements – but not late trading activity – in the INVESCO Funds. (*See, e.g.*, Compl. ¶¶ 34-38 (alleging that Defendants Brugman, Cunningham, Kolbe, Legoski, and Miller played one or more such roles).) Plaintiff further alleges that internal memoranda or other communications purportedly discussing the scope of market-timing (but not late trading) in the INVESCO complex and the impact of such activity on affected funds and shareholders were circulated to or among one or more INVESCO Individual Defendants, excluding both Williamson and Brugman. (*See, e.g.*, *id.* ¶¶ 145-147 (alleging that Defendants Cunningham, Kolbe, Legoski and Miller wrote or received one or more such memoranda).) The Complaint is devoid of any factual allegations that any INVESCO Defendant facilitated, or even knew about, alleged late trading activity in the INVESCO Funds.

Plaintiff does not make any specific allegations that the remaining INVESCO Defendants – AMVESCAP, AIM Investments, AIM Advisors, IINA, IAM, IGAM, AIM Distributors, INVESCO Distributors, and Williamson – acted to facilitate or otherwise promote market timing or late trading in the INVESCO Funds. Instead, Plaintiff relies on allegations that undifferentiated groups of defendants – e.g., "INVESCO and its subsidiaries," the "INVESCO Advisers," and all "defendants" – engaged in conduct on which Plaintiff's claims are based. (*See, e.g.*, Compl. ¶¶ 23, 47, 212.)

2. Prospectuses

The Complaint alleges that, throughout the Class Period, the INVESCO Registrants filed with the SEC and released to the public numerous registration statements, prospectuses, prospectus supplements and/or amendments thereto pertaining to the INVESCO Funds (collectively, the "INVESCO Prospectuses"). (Compl. ¶ 90.) Plaintiff alleges that the INVESCO Prospectuses were materially false and misleading insofar as they failed to disclose that INVESCO "permitted market timing and late trading in its mutual funds." (*Id.* ¶ 91.) The INVESCO Prospectuses are the only source of alleged misstatements identified in the Complaint. (*Id.* ¶¶ 90-93.)

III. Argument

A. Plaintiff's Claims Against All INVESCO Defendants Under Section 10(b) Of The Exchange Act Should Be Dismissed.

Plaintiff's generalized allegations against "all defendants" under Section 10(b) of the Exchange Act (Counts IV & V) utterly fail to satisfy the stringent pleading requirements of Fed. R. Civ. P. 9(b) and the PSLRA. Plaintiff has failed, among other things, to:

- allege the required element of "loss causation" – i.e., that the purported misstatements in the INVESCO Prospectuses caused its alleged losses;
- allege facts that, if true, would attribute the alleged misstatements INVESCO Prospectuses to each INVESCO Defendant;

- plead particularized facts giving rise to a strong inference of scienter as to each INVESCO Defendant; and

- set forth any particularized allegations whatsoever pertaining to alleged late trading (as opposed to market timing).

See Omnibus Mem. Parts III.B.2-6. As a result, Plaintiff's Section 10(b) claims should be dismissed, as set forth more fully in the Omnibus Memorandum and below.

1. Plaintiff's Section 10(b) Claims (Counts IV and V) Should Be Dismissed Because Plaintiff Has Failed To Plead Fraud With Sufficient Particularity.

Plaintiff's Section 10(b) claims fail because Plaintiff has failed to satisfy the heightened pleading standards of Rule 9(b) and the PSLRA. Plaintiff has failed to plead particularized facts that, if true, would (i) attribute the alleged misstatements in the INVESCO Prospectuses to each INVESCO Defendant, and/or (ii) give rise to a strong inference of scienter on the part of each INVESCO Defendant to whom the Prospectuses allegedly are attributable. *See* Omnibus Mem. Parts III.B.4-5. The particular failings of certain allegations not covered by the Omnibus Memorandum are set forth below.

(a) Plaintiff's Section 10(b) Claims Against Individual Defendants Brugman, Kolbe, Legoski And Miller Fail Because The Prospectuses Are Not Attributable To Them.

The INVESCO Prospectuses cannot be attributed to Brugman, Kolbe, Legoski or Miller for purposes of Section 10(b) because Plaintiff does not allege that any of those defendants was a signatory to the INVESCO Registrants' registration statements or otherwise played a role in formulating the Prospectuses. *See, e.g., Southland Secs. Corp. v. Inspire Ins. Solutions, Inc.*, 365 F.3d 353, 365 (5th Cir. 2004) (Statements within corporate documents that have no stated author may not be attributed to corporate officers unless "specific factual allegations link the individual to the statement at issue."); *accord, In re: Cabletron Sys., Inc.*, 311 F.3d 11, 41 (1st Cir. 2002) (dismissing 10(b) claim against individual not alleged to have signed Form 10-K or otherwise to have been "connect[ed] . . . specifically" to any allegedly misleading statement).

(b) Plaintiff's Section 10(b) Claims Against Williamson Fails For Lack Of Any Particularized Scienter Allegations.

Counts IV and V should be dismissed against Williamson because Plaintiff has failed to state with particularity any facts giving rise to any inference, much less a strong one, that Williamson performed any act described in the Complaint with scienter. Williamson is not even mentioned in the section of the Complaint that purports to describe defendants' knowledge of and direct participation in the wrongful conduct alleged. (Compl. ¶¶ 95-107.) The remainder of the Complaint's allegations concerning Williamson merely attempts to allege scienter either by lumping him with other defendants through impermissible group pleading--e.g., the "Invesco Individual Defendants" and "Fund Trustee Defendants," (*See id.* ¶¶ 40, 41, 96, 97, & 105), or by referring to his position as an officer and director/trustee without saying anything about Williamson's state of mind. (*See id.* ¶¶ 40, 41, 152, 154 & 155.) In *In re Royal Ahold*, this Court dismissed Section 10(b) claims against certain defendants who faced allegations similar to Plaintiff's allegations against Williamson, and the Court should do the same here. 351 F. Supp. 2d 334, 383-85 (D. Md. 2004).[3]

[3] Plaintiff has also (i) failed to make particularized scienter allegations as to Defendants Miller and Legoski, and (ii) failed to set forth any specific motive

(c) Plaintiff's Section 10(b) Claims Against Cunningham and INVESCO Should Be Dismissed To The Extent That They Rely On Alleged Misstatements Issued Before June 26, 2002.

Counts IV and V of the Complaint as against Cunningham and INVESCO should be dismissed insofar as those Counts are based on alleged conduct that precedes the first date on which Cunningham is alleged to have known that market-timing activity was causing harm to any INVESCO Fund. The INVESCO Prospectuses throughout the relevant period expressly reserved the right to "modify or terminate the exchange policy[] if it is in the best interests of the Fund." (*See* Declaration of Maeve O'Connor In Support Of The INVESCO Defendants' Motion To Dismiss ("O'Connor Decl."), Exh. A (attaching sample prospectus incorporated by reference in Compl. App. B).) Plaintiff does not allege with particularity that Cunningham knew that market-timing activity was allegedly causing harm to the INVESCO Funds at any time prior to June 26, 2002. (Compl. ¶ 147.)

Alternatively, Counts IV and V of the Complaint as against Cunningham and INVESCO should be dismissed insofar as those Counts are based on alleged conduct that precedes the date on which Cunningham first signed each registration statement. Plaintiff does not allege that any signatory other than Cunningham had knowledge of market-timing arrangements or late trading in the INVESCO Funds. To the extent that

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allegations, such as allegations of personal pecuniary benefit, that would give rise to a strong inference of scienter as to Defendants Williamson, Miller and Legoski. *See* Omnibus Mem. Part III.B.5.

Cunningham did not sign the registration statements, Plaintiff has failed to state a claim against Cunningham. *See, e.g.*, *Southland Secs.*, 365 F.3d at 365; *accord*, *In re: Cabletron Systems*, 311 F.3d at 41.[4] Absent a cognizable claim against an alleged agent of INVESCO, Plaintiff cannot state a Section 10(b) claim against INVESCO.

(d) Plaintiff Has Failed To Plead Its Section 10(b) Claims Against Defendants IAM, IGAM, IINA And INVESCO Distributors With Particularity.

The Complaint is devoid of any allegation that IAM, IGAM, IINA or INVESCO Distributors participated in formulating the Prospectuses, much less knew in so doing that the statements at issue were false or misleading. As a result, Plaintiff's Section 10(b) claims against IAM, IGAM, IINA and INVESCO Distributors fail as a matter of law.

(i) IAM, IGAM And IINA

The sum total of Plaintiff's allegations as to IAM, IGAM and IINA is that they "permitted select investors to engage in the improper market timing and late trading of the INVESCO Funds" in their roles as sub-advisers to certain Funds. (Compl. ¶¶ 20-23.) The Complaint's particularized allegations do not suggest that market-timing or late trading even occurred in the INVESCO Funds sub-advised by IAM or IINA during the Class Period, much less that IAM and/or IINA knew about and condoned such activity

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4 Plaintiff alleges that Cunningham signed registration statements during the following time periods: (i) AIM Stock Funds: September 24, 2001 through July 29, 2003; (ii) AIM International Mutual Funds: December 7, 2001 through August 13, 2003; (iii) AIM Combination Stock & Bond Funds: July 2, 2001 through August 13, 2003; (iv) AIM Sector Funds: July 26, 2001 through August 13, 2003; and (v) AIM Treasurers' Series Trust: July 23, 2001 through August 12, 2003. (Compl. App. B)

IAM. IAM allegedly served as sub-adviser to the INVESCO European Growth Fund and the INVESCO International Growth Fund, neither of which is specifically alleged to have been subject to market timing or late trading during the Class Period.

IINA. IINA allegedly sub-advised the INVESCO Dynamics Fund and the INVESCO Small Company Growth Fund. The registration statements that Plaintiff incorporates by reference make clear that IINA did not become the sub-adviser to the INVESCO Dynamics Fund until November 25, 2003 – the day after the close of the Class Period.[5] *See Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 618 (4th Cir. 1999) (when complaint expressly relies upon extrinsic documents, court may consider those documents without converting the motion to one for summary judgment). The Complaint does not allege that there was any market timing or late trading activity at all in the Small Company Growth Fund.

IGAM. Plaintiff alleges that IGAM served as sub-adviser to the INVESCO International Blue Chip Fund during the Class Period. The Complaint alleges that "INVESCO and its subsidiaries" entered into agreements to allow Canary to time the INVESCO International Blue Chip Fund. (Compl. ¶ 46.) This type of "group pleading"

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5 *See* AIM Stock Funds Post-Effective Amendment [Rule 485(a)] dated August 28, 2003 (stating that shareholders will be asked to vote to approve a new advisory agreement under which AIM Advisors will replace INVESCO as the adviser and IINA will become the sub-adviser to the Dynamics Fund effective November 5, 2003) (relevant pages attached hereto as Exhibit B to the O'Connor Decl.); AIM Stock Funds Post-Effective Amendment [Rule 485(b)(1)(iii)] (delaying effective date of August 28, 2003 Post-Effective Amendment from November 5, 2003 to November 25, 2003) (relevant pages attached as Exhibit C to O'Connor Decl.). Both of the foregoing are incorporated by reference in Appendix B to the Complaint.

– in which IGAM is not even specifically mentioned, much less alleged to have knowingly allowed Canary to time the International Blue Chip Fund in purported violation of the relevant Prospectus – cannot establish scienter as to IGAM under the PSLRA's heightened pleading requirements. *See* Omnibus Mem. Part I.C.

(ii) INVESCO Distributors

Plaintiff's Section 10(b) claims against INVESCO Distributors fails because Plaintiff has neither identified a misstatement attributable to INVESCO Distributors nor set forth any allegations giving rise to a strong inference of scienter. INVESCO Distributors was the distributor for all INVESCO Funds during the Class Period and was "responsible for the sale of INVESCO Funds shares to the public pursuant to a registration statement and prospectus." (Compl. ¶¶ 31-33.) INVESCO Distributors is not specifically mentioned in any other section of the Complaint, and no Individual Defendant with alleged knowledge of market timing activity is identified as an employee of INVESCO Distributors.

(e) Plaintiff Has Not Alleged That Defendants AMVESCAP, AIM Advisors, AIM Distributors And AIM Investments Played Any Role Whatsoever With Respect To The INVESCO Funds During The Class Period.

Plaintiff's Section 10(b) claims against the remaining INVESCO Defendants – AMVESCAP, AIM Advisors, AIM Distributors and AIM Investments – should be dismissed because Plaintiff does not allege that these defendants had any role whatsoever with respect to the INVESCO Funds during the Class Period.

<u>AIM Distributors and AIM Investments</u>. Based on Plaintiff's own allegations, AIM Distributors did not become the distributor for the INVESCO Funds until after the close of the Class Period (Compl. ¶ 32); and AIM Investments did not become the investment adviser to the INVESCO Funds until after the close of the Class Period (*Id.* ¶ 18).

<u>AIM Advisors</u>. Plaintiff alleges that AIM Advisors was the investment adviser to the INVESCO Funds "pursuant to an investment advisory agreement *approved* on August 13, 2003." (Compl. ¶ 19(b).) The SEC filings that Plaintiff incorporates by reference into the Complaint make clear that this investment advisory agreement, pursuant to which AIM Advisors succeeded INVESCO as the investment adviser to the INVESCO Funds, did not take effect until November 25, 2003 – the day after the close of the Class Period. *See supra* at n. 5.

Plaintiff's conclusory allegation that AIM Advisors permitted market timing and late trading in the INVESCO Funds "[t]hroughout the Class Period" is unsupported by any particularized factual allegations and is contrary to Plaintiff's own allegations about the role of AIM Advisors. (*See, e.g.*, Compl. ¶¶ 17-18 (alleging that INVESCO was the adviser to the INVESCO Funds through November 25, 2003).) Plaintiff's Section 10(b) claims against AIM Advisors as the purported adviser to the INVESCO Funds during the Class Period should therefore be dismissed.

<u>AMVESCAP</u>. Plaintiff does not set forth any particularized allegations at all concerning AMVESCAP. Corporate parenthood standing alone is an insufficient basis for primary liability under Section 10(b).

2. Plaintiff's Section 10(b) Claims Based On Alleged Late-Trading Activity Must Be Dismissed As Against All INVESCO Defendants.

Plaintiff's Section 10(b) claims against all INVESCO Defendants must be dismissed insofar as they are based on alleged late trading – as opposed to market timing – because the Complaint is devoid of any particularized allegations pertaining to alleged late trading in the INVESCO Funds. Plaintiff's sole factual allegations pertaining to late trading, based on a purported confidential informant identified as "Timing Witness No. 1," are that (i) "INVESCO" allowed a timer to place a trade after 4:00 p.m. on one occasion according to "a copy of one evening's sell orders," and (ii) "INVESCO" did not "complain[] about late trading." (Compl. ¶ 99.) Plaintiff does not link these allegations to any individual at INVESCO, nor does Plaintiff allege with particularity elsewhere in the Complaint that any employee even had knowledge of purported late trading, much less condoned it. (*See, e.g., id.* ¶¶ 94, 201.) Plaintiff cannot circumvent the stringent pleading requirements of Rule 9(b) and the PSLRA by describing the alleged conduct of certain unidentified individuals as the conduct of INVESCO. *Vohs v. Miller*, 323 F. Supp. 2d 965, 972 (D. Minn. 2004) (plaintiff must allege "unlawful activity on the part of 'a particular agent'" of a company to hold the company primarily liable under Section 10(b)), *quoting Suez Equity Investors v. Toronto-Dominion Bank*, 250 F.3d 87, 101 (2d Cir. 2001).[6]

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[6] Plaintiff's allegations purportedly attributable to "Timing Witness #1" cannot satisfy the pleading requirements of the PSLRA. A plaintiff who relies on confidential sources must "describe[] [the sources] in the complaint with sufficient particularity to support the probability that a person in the position

B. **All Claims Against "AIM" Should Be Dismissed For Failure To Satisfy The Notice Pleading Standards Of Fed. R. Civ. P. 8 And/Or For Lack Of Any Supporting Allegations.**

Plaintiff's claims against "AIM" (Counts III, VI, VII, VIII, X, XI) fail because "AIM" is not named as a defendant nor identified in the Complaint by its full name, corporate address or role in the AMVESCAP family. This is not an insignificant oversight: Plaintiff names as defendants three entities with "AIM" as part of their name (AIM Advisors, AIM Investments, and AIM Distributors), and the "AIM" sued in Counts Counts III, VI, VII, VIII, X, and XI appears to be a different entity entirely. Moreover, Plaintiff's allegations concerning the relationships among and corporate structure of AIM Investments, INVESCO, AIM Advisors, and "AIM" are confused and often counterfactual, making it difficult even to determine what entity or entities Plaintiff intended to sue.[7] (*See* Compl. ¶¶ 17-19.)

Fundamental notice-pleading standards require Plaintiff at a minimum to give

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occupied by the source would possess the information alleged." *Novak v. Kasaks*, 216 F.3d 300, 314 (2d Cir. 2000); *Nursing Home Pension Fund, Local 144 v. Oracle Corp.*, 380 F.3d 1226, 1233 (9th Cir. 2004). The Complaint states in conclusory fashion that "Timing Witness #1" had "direct knowledge of the market timing and late trading activities in Invesco Funds and throughout the mutual fund industry." (Compl. Introduction.) Plaintiff has provided no basis on which to determine if "Timing Witness #1" actually possessed the information alleged.

7 Plaintiff does not allege any wrongdoing by AIM Investments or AIM Advisors but instead merely asserts that: (i) AIM Investments succeeded INVESCO as the investment adviser to the INVESCO Funds (Compl. ¶ 18); (ii) AIM Advisors succeeded INVESCO as the investment adviser to the INVESCO Funds (*id.* ¶ 14); and (iii) AIM Advisors, Inc. is presently the investment adviser to the "AIM/Invesco Funds" (*id.* ¶ 19(a)) – a term that is nowhere defined in the Complaint.

each opposing party fair notice of the claims asserted against it. *See Micrins Surgical, Inc. v. Neuroregen, LLC*, No. Civ. CCB-04-152, 2004 WL 1697837, at *2 (D. Md. July 29, 2004) (Blake, J) ("minimum requirements of notice pleading" require "'a statement sufficient to put the opposing party on fair notice of the claim'") (internal citation omitted). Plaintiff's failure to specify to which defendant the word "AIM" refers provides an independent ground for dismissal of all claims asserted against "AIM" in Counts III, VI, VII, VIII, X, and XI. *See, e.g., Appalachian Enters., Inc. v. Epayment Solutions Ltd.*, No. 01 CV 11502, 2004 WL 2813121, at *8 (S.D.N.Y. Dec. 8, 2004) (dismissing complaint for failure to satisfy Fed. R. Civ. P. 8 where plaintiff "'lump[ed] all the defendants together and fail[ed] to distinguish their conduct'") (internal citations omitted).[8]

C. Plaintiff's Claims Under Section 11 Of The Securities Act (Count I) Should Be Dismissed.

Plaintiff asserts claims against Cunningham and Williamson under Section 11 of the Securities Act (Compl. ¶¶ 178-185) These claims fail as a matter of law for the reasons set forth in Part III.A of the Omnibus Memorandum and below.

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[8] Plaintiff's claims against "AIM" should also be dismissed for lack of any supporting allegations. Plaintiff's only particularized allegation concerning "AIM" is that it is the corporate parent of Defendant AIM Investments (and an indirect subsidiary of AMVESCAP). (Compl. ¶ 18.) Plaintiff alleges that AIM Investments succeeded INVESCO as adviser to the INVESCO Funds on November 25, 2003 – the day after the close of the Class Period. (*Id.*) There is no allegation in the Complaint linking AIM Investments – much less its alleged parent "AIM" – to the INVESCO Funds during the Class Period.

1. Plaintiff Has Failed To Plead A Factual Basis For Damages Under Section 11 Or Section 12(a)(2).

Plaintiff's Section 11 claims should be dismissed because Plaintiff has not adequately pleaded a factual basis for damages under either statute. *See* Omnibus Mem. Part III.A.1. The Complaint is devoid of any allegation that the share price of any INVESCO Fund was higher when Plaintiff purchased such shares than it was when Plaintiff filed the Complaint or, if applicable, when Plaintiff sold such shares during the Class Period. (*See* Compl. ¶¶ 141-143.)

2. Plaintiff Has Failed To Identify The Allegedly Misleading Prospectuses.

Plaintiff's Section 11 claims should also be dismissed for failure to allege pursuant to which allegedly false and misleading prospectus it purchased its shares. *See* Omnibus Mem. Part III.A.2.a. Plaintiff's vague allegation that it "purchased and held shares of various INVESCO mutual funds" during the purported Class Period (Compl. ¶ 13) is insufficient as a matter of law. *See* Omnibus Mem. Part III.A.2.a.

3. Plaintiff's Section 11 Claim Against Williamson Is Time-Barred.

Plaintiff's Section 11 claim against Williamson is time-barred in its entirety because Williamson was not named in any market-timing related lawsuit until the Complaint was filed on September 29, 2004. Claims under Sections 11 must be brought within one year after the alleged untrue statement or omission was discovered or should in the exercise of reasonable diligence have been discovered and may "in no event" be brought more than three years after the relevant offering or sale of securities. 15 U.S.C. § 77m (2005). At least 25 articles connecting INVESCO with the NYAG's probe and possible improper market timing activities appeared in national and local publications during the time period between September 5, 2003 – the date of the initial press article following the NYAG's press release concerning its industry-wide investigation – and September 29, 2003. (*See* O'Connor Decl. Exh. D.)[9] Williamson's position as INVESCO's Chief Executive Officer was a matter of public record (*see* Compl. App. B) and was identified in several of these articles (O'Connor Decl. Exh. D). That the initial complaint in this action was filed against INVESCO on September 30, 2003 demonstrates conclusively that Plaintiff was on notice of possible claims against Williamson within the relevant time period. Plaintiff's failure to commence an action against Williamson within one year of September 5, 2003 and not until September 29, 2004 precludes it from asserting Count I against Williamson. *See In re USEC Secs. Litig.*, 190 F. Supp. 2d 808, 817 –818 (D. Md. 2002).

[9] The Court may take judicial notice of the articles for the purposes of the motion to dismiss. *See* Fed. R. Evid. 201 (stating that at any stage of the proceeding, the court may take judicial notice of facts "capable of accurate and ready determination by resort to sources whose accuracy cannot reasonably be questioned"); *Parham v. Pepsico, Inc.*, 927 F. Supp. 177, 178 (E.D.N.C. 1995) (stating that when ruling on a motion to dismiss the court may consider "matters of which judicial notice may be taken.").

IV. Conclusion

For the foregoing reasons, as well as all of those set forth in the Omnibus Memorandum, the claims against the INVESCO Defendants should be dismissed in their entirety under Fed. R. Civ. P. 12(b)(6) for failure to state a claim upon which relief can be granted.

Dated: March 7, 2005

DEBEVOISE & PLIMPTON, LLP

By: 

Robert N. Shwartz
Maura K. Monaghan
Maeve O'Connor
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.

Andrew N. Vollmer
William E. White
Mark M. Oh
WILMER CUTLER PICKERING
HALE AND DORR LLP
2445 M Street, NW
Washington, DC 20037
(202) 663-6000 (telephone)
(202) 663-6363 (facsimile)

Counsel for Mark H. Williamson

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
KASOWITZ, BENSON, TORRES &
FRIEDMAN LLP
1633 Broadway
New York, NY 10018
Tel: 212-506-1700
Fax: 212-506-1800

Counsel for Raymond Cunningham

Richard W. Beckler
Joseph Walker
Peter V.B. Unger
HOWREY SIMON ARNOLD &
WHITE
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
202-783-0800 (telephone)
202-383-6610 (facsimile)

Counsel for Thomas Kolbe

John V. McDermott
Matthew Smith
HOLME ROBERTS & OWEN LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Tel: 303-861-7000
Fax: 303-866-0200

Counsel for Michael Legoski

James R. Doty
Samuel J. Waldon
BAKER BOTTS LLP
The Warner
1299 Pennsylvania, NW
Washington, DC 20004-2400
Tel.: (202) 639-7700
Fax (202) 639-7890

Counsel for Timothy Miller

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re: INVESCO (04-MD-15864-02)	MDL 1586 Case No. 04-MD-15864 (Hon. Frederick P. Stamp, Jr.)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

DECLARATION OF MAEVE O'CONNOR IN SUPPORT OF THE INVESCO DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

I, Maeve O'Connor, declare under penalty of perjury as follows:

1. I am associated with the law firm of Debevoise & Plimpton LLP, attorneys for AIM Advisors, Inc.; AIM Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Assets Management (N.A); and INVESCO Institutional (N.A), Inc. I make this declaration in support of the INVESCO Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaint in the above-captioned action.

2. Attached hereto as Exhibit A is a true and correct copy of relevant excerpts from a sample INVESCO Prospectus (incorporated by reference in Appendix B

of the Complaint) that describe the exchange policy applicable to INVESCO Funds during the purported Class Period. The excerpted language appeared in all INVESCO Prospectuses throughout the purported Class Period.

3. Attached hereto as Exhibit B is a true and correct copy of relevant excerpts from the AIM Stock Funds Post-Effective Amendment dated August 28, 2003 (incorporated by reference in Appendix B to the Complaint).

4. Attached hereto as Exhibit C is a true and correct copy of relevant excerpts from the AIM Stock Funds Post-Effective Amendment dated November 3, 2003 (incorporated by reference in Appendix B to the Complaint).

5. Attached hereto as Exhibit D are true and correct copies of press releases and articles originally published between September 5, 2003 and September 28, 2003 concerning the New York Attorney General's investigation into alleged market-timing at INVESCO. With the exception of the New York Attorney General press release (Exhibit D.1), these press articles were retrieved and printed from the Lexis, Westlaw and Factiva databases:

(1) Attached hereto as Exhibit D.1 is a true and correct copy of a press release issued by the New York Attorney General on or about September 3, 2003 entitled "State Investigation Reveals Mutual Fund Fraud."

(2) Attached hereto as Exhibit D.2 is a true and correct copy of an article originally published in the Washington Post on or about September 9, 2003 entitled "*Two Firms to Reimburse Investors; Bank of America, Janus Cited in Trading Probe.*"

(3) Attached hereto as Exhibit D.3 is a true and correct copy of an article originally published in USA Today on or about September 5, 2003 entitled "*SEC Joins Probe, Asks Funds for Documents.*"

(4) Attached hereto as Exhibit D.4 is a true and correct copy of an article originally published in USA Today on or about September 8, 2003 entitled "*Scandal Has Investors Fighting Mad.*"

(5) Attached hereto as Exhibit D.5 is a true and correct copy of an article originally published in the Wall Street Journal on or about September 5, 2003 entitled "*With Mutual Funds, Is the Investor No. 1? – A Few Touchstones Can Assist in Judging Whose Interests Carry the Most Weight With Managers.*"

(6) Attached hereto as Exhibit D.6 is a true and correct copy of an article originally published in the Wall Street Journal on or about September 8, 2003 entitled "*U.S. Attorney to Join Probe of Fund Trades.*"

(7) Attached hereto as Exhibit D.7 is a true and correct copy of an article originally published in The Economist on or about September 13, 2003 entitled "*In Spitzer's Sights.*"

(8) Attached hereto as Exhibit D.8 is a true and correct copy of an article originally published in the Los Angeles Times on or about September 8, 2003 entitled "*Fund Probe Casts Shadow on Wall Street; N.Y. Attorney General's Allegation That Some Firms Allowed Abuses of Trading Practices Rocks the Industry.*"

(9) Attached hereto as Exhibit D.9 is a true and correct copy of transcript of a CNBC Business Center newscast originally published on or about September 8, 2003 entitled "*Department of Justice May Get Involved with a New York Investigation into Illegal Trades in Mutual Funds.*"

(10) Attached hereto as Exhibit D.10 is a true and correct copy of an article originally published in The Dallas Morning News on or about September 10, 2003 entitled "*Invesco Cooperating in Probe; Houston Firm Contacted As Part of NY Inquiry into Trading Practices.*"

(11) Attached hereto as Exhibit D.11 is a true and correct copy of an article originally published in the Houston Chronicle on or about September 6, 2003 entitled "*Funds with Area Ties Aid Industry Probe.*"

(12) Attached hereto as Exhibit D.12 is a true and correct copy of an article originally published on CBS.MarketWatch.com on or about September 5, 2003 entitled "*What's Your Mutual Fund Saying About the Scandal?*"

(13) Attached hereto as Exhibit D.13 is a true and correct copy of an article originally published in the Rocky Mountain News on or about September 6, 2003 entitled "*Janus Vows Restitution; Mutual Fund Company to Determine Harm to Fund Shareholders.*"

(14) Attached hereto as Exhibit D.14 is a true and correct copy of an article originally published in the Rocky Mountain News on or about September 9, 2003 entitled "*E-Mail May Implicate Janus; Company Possibly Knew Clients Were Timing Trades; Skirting the Rules for Profit.*"

(15) Attached hereto as Exhibit D.15 is a true and correct copy of an article originally published in the Denver Post on or about September 10, 2003 entitled "*Fund Companies Traded Trust.*"

(16) Attached hereto as Exhibit D.16 is a true and correct copy of an article originally published in Barron's on or about September 8, 2003 entitled "*The Unlevel Playing Field: At Some Mutual Funds, Big Investors Got Big Breaks.*"

(17) Attached hereto as Exhibit D.17 is a true and correct copy of an article originally published in the Boston Globe on or about September 25, 2003 entitled "*Your Retirement Plan Could Personalize the Fund Scandal.*"

(18) Attached hereto as Exhibit D.18 is a true and correct copy of an article originally published in The Economic Times on or about September 18, 2003 entitled "*New York AG Trains his Guns on America's MFS.*"

(19) Attached hereto as Exhibit D.19 is a true and correct copy of an article originally published in the St. Paul Pioneer Press on or about September 6, 2003 entitled "*Most Fund Firms in Probe.*"

(20) Attached hereto as Exhibit D.20 is a true and correct copy of an article originally published in The Oakland Tribune on or about September 6, 2003 entitled "*Hedge-Fund Inquiry Expands; Probe Widens to Most Mutual-Fund Companies.*"

(21) Attached hereto as Exhibit D.21 is a true and correct copy of an article originally published in the Philadelphia Inquirer on or about September 6, 2003 entitled "*Vanguard Subpoena Shocks Industry; As an Investigation Into Fraud in the Mutual-Fund Industry Expanded, Observers Defended the Malvern Firm As a Model.*"

(22) Attached hereto as Exhibit D.22 is a true and correct copy of an article originally published in the San Francisco Chronicle on or about September 11, 2003 entitled "*How Late-Trading Schemes Work / What to Do if You Own Nations.*"

(23) Attached hereto as Exhibit D.23 is a true and correct copy of an article originally published in the San Diego Union-Tribune on or about September 6, 2003 entitled "*Brokerages, Mutual Funds Working on SEC Requests.*"

(24) Attached hereto as Exhibit D.24 is a true and correct copy of an article originally published in the New York Post on or about September 6, 2003 entitled "*Mass. A.G. Joins Probe Into Funds.*"

(25) Attached hereto as Exhibit D.25 is a true and correct copy of an article originally published in The Journal News on or about September 6, 2003 entitled "*Spitzer Seeking Data From Fund Companies.*"

(26) Attached hereto as Exhibit D.26 is a true and correct copy of an article originally published in The Brandenton Herald on or about September 6, 2003 entitled "*SEC Delving Into Allegations of Mutual Fund Fraud.*"

(27) Attached hereto as Exhibit D.27 is a true and correct copy of an article originally published in Hedge World Daily News on or about September 9, 2003 entitled "*Spitzer Widens Investigation of Hedge Fund Late Trades.*"

(28) Attached hereto as Exhibit D.28 is a true and correct copy of an article originally published in the Milwaukee Journal Sentinel on or about September 6, 2003 entitled "*Strong Chief Says Inquiry Comes As a Surprise.*"

(29) Attached hereto as Exhibit D.29 is a true and correct copy of an article originally published in The Record on or about September 6, 2003 entitled "*SEC Probes Mutual Fund Trading Policies; Firms Could Face Fraud Penalties.*"

(30) Attached hereto as Exhibit D.30 is a true and correct copy of an article originally published in the Providence Journal-Bulletin on or about September 6, 2003 entitled "*Mass. Probes Fund Trading at Prudential.*"

I hereby declare under penalty of perjury that the foregoing is true and correct. Executed on March 7, 2005.



Maeve O'Connor

EXHIBIT A

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
AsTXmTDc585qSI9RFgo72G90qDOIxfFg6JF1pHfmKDI1ZkSZeqxKMfcgPh3W+FVI
tHngDyB9JaLropvG6+MZdg==

<SEC-DOCUMENT>0000035692-02-000014.txt : 20020801
<SEC-HEADER>0000035692-02-000014.hdr.sgml : 20020801
<ACCEPTANCE-DATETIME>20020801145103

ACCESSION NUMBER: 0000035692-02-000014
CONFORMED SUBMISSION TYPE: 497
PUBLIC DOCUMENT COUNT: 1
FILED AS OF DATE: 20020801

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: INVESCO STOCK FUNDS INC
CENTRAL INDEX KEY: 0000035692
IRS NUMBER: 840576427
STATE OF INCORPORATION: MD
FISCAL YEAR END: 0430

FILING VALUES:
FORM TYPE: 497
SEC ACT: 1933 Act
SEC FILE NUMBER: 002-26125
FILM NUMBER: 02717259

BUSINESS ADDRESS:
STREET 1: 7800 E UNION AVE
STREET 2: STE 800
CITY: DENVER
STATE: CO
ZIP: 80237
BUSINESS PHONE: 3037791233

MAIL ADDRESS:
STREET 1: 7800 E UNION AVE
STREET 2: STE 800
CITY: DENVER
STATE: CO
ZIP: 80237

FORMER COMPANY:
FORMER CONFORMED NAME: FINANCIAL DYNAMICS FUND INC
DATE OF NAME CHANGE: 19920703

FORMER COMPANY:
FORMER CONFORMED NAME: INVESCO DYNAMICS FUND INC /
DATE OF NAME CHANGE: 19931229

FORMER COMPANY:
FORMER CONFORMED NAME: INVESCO CAPITAL APPRECIATION FUNDS INC
DATE OF NAME CHANGE: 19970709

</SEC-HEADER>

are high. This "dollar cost averaging" may help offset market fluctuations. Over a period of time, your average cost per share may be less than the actual average net asset value per share.		ability to keep buying through low price levels. And remember that you will lose money if you redeem your shares when the market value of all your shares is less than their cost.

<PAGE>

METHOD	INVESTMENT MINIMUM	PLEASE REMEMBER
BY PERSONAL ACCOUNT LINE WITH ACH Automated transactions by phone are available for subsequent purchases and exchanges 24 hours a day. Simply call 1-800-424-8085.	$50 for subsequent investments.	You must provide your bank account information to INVESCO prior to using this option. Automated transactions are limited to a maximum of $25,000.
BY EXCHANGE Between the same class of any two INVESCO funds. Call 1-800-525-8085 for prospectuses of other INVESCO funds. Exchanges may be made by phone or at our Web site at invescofunds.com. You may also establish an automatic monthly exchange service between two INVESCO funds; call us for further details and the correct form.	$1,000 for regular accounts; $250 for an IRA; $50 for each subsequent investment.	See "Exchange Policy."

EXCHANGE POLICY. You may exchange your shares in the Fund for shares of the same class in another INVESCO fund on the basis of their respective NAVs at the time of the exchange.

FUND EXCHANGES CAN BE A CONVENIENT WAY FOR YOU TO DIVERSIFY YOUR INVESTMENTS, OR TO REALLOCATE YOUR INVESTMENTS WHEN YOUR OBJECTIVES CHANGE.

Before making any exchange, be sure to review the prospectuses of the funds involved and consider the differences between the funds. Also, be certain that you qualify to purchase certain classes of shares in the new fund. An exchange is the sale of shares from one fund immediately followed by the purchase of shares in another. Therefore, any gain or loss realized on the exchange is recognizable for federal income tax purposes (unless, of course, you or your account qualifies as tax-deferred under the Internal Revenue Code). If the shares of the fund you are selling have gone up in value since you bought them, the sale portion of an exchange may result in taxable income to you.

You will not pay a sales charge when exchanging Class B shares for other Class B shares or Class C shares for other Class C shares. If you make an exchange involving Class B or Class C shares, the amount of time you held the original shares will be added to the holding period of the Class B or Class C shares, respectively, into which you exchanged for the purpose of calculating any CDSC that may be assessed upon a subsequent redemption.

We have the following policies governing exchanges:

o Both fund accounts involved in the exchange must be registered in exactly the same name(s) and Social Security or federal tax I.D. number(s).

- You may make up to four exchanges out of the Fund per twelve-month period.
- The Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund and its shareholders. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under Section 22(e) of the Investment Company Act of 1940.

In addition, the ability to exchange may be temporarily suspended at any time that sales of the Fund into which you wish to exchange are temporarily stopped.
<PAGE>
CHOOSING A SHARE CLASS. In deciding which class of shares to purchase, you should consider, among other things, (i) the length of time you expect to hold your shares, (ii) the provisions of the distribution plan applicable to the class, if any, (iii) the eligibility requirements that apply to purchases of a particular class, and (iv) any services you may receive in making your investment determination. Your financial intermediary can help you decide among the various classes. Please contact your financial intermediary for several convenient ways to invest in the Fund. Class A, B, and C shares of the Fund are available primarily through financial intermediaries.

In addition, you should also consider the factors below:

	Class A	Class B	Class C
Initial Sales Charge	5.50%	None	None
CDSC	1% if you purchase $1,000,000 or more and hold those shares less than 18 months	1%-5% for shares held less than 6 years	1% for shares held less than 13 months
12b-1 Fee	0.35%	1.00%	1.00%
Conversion	No	Yes1	No
Purchase Order Maximum	None	$250,000	$1,000,000

(1) Class B shares, along with the pro rata portion of the shares' reinvested dividends and distributions, automatically convert to Class A shares at the end of the month which is eight years after the date on which such Class B shares were purchased.

SALES CHARGES

Sales charges on Class A shares of the Fund are detailed below. As used below, the term "offering price" with respect to Class A shares includes the initial sales charge.

INITIAL SALES CHARGES. Class A shares of the Fund are subject to the following initial sales charges:

INVESTOR'S SALES CHARGE AMOUNT OF INVESTMENT IN A SINGLE TRANSACTION	AS A % OF OFFERING PRICE	AS A % OF INVESTMENT

EXHIBIT B

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
TQolHduzulyZsq8RDjxwBafbL9ChEPNQzRade8maGvvooreFTjhhnJ7ghUse06+5
VmL6NibZtbf++030XEue2w==

<SEC-DOCUMENT>0000898432-03-000853.txt : 20030828
<SEC-HEADER>0000898432-03-000853.hdr.sgml : 20030828
<ACCEPTANCE-DATETIME>20030828153919

ACCESSION NUMBER: 0000898432-03-000853
CONFORMED SUBMISSION TYPE: 485APOS
PUBLIC DOCUMENT COUNT: 3
FILED AS OF DATE: 20030828

FILER:

COMPANY DATA:
- COMPANY CONFORMED NAME: INVESCO STOCK FUNDS INC
- CENTRAL INDEX KEY: 0000035692
- IRS NUMBER: 840576427
- STATE OF INCORPORATION: MD
- FISCAL YEAR END: 0430

FILING VALUES:
- FORM TYPE: 485APOS
- SEC ACT: 1933 Act
- SEC FILE NUMBER: 002-26125
- FILM NUMBER: 03871027

BUSINESS ADDRESS:
- STREET 1: 7800 E UNION AVE
- STREET 2: STE 800
- CITY: DENVER
- STATE: CO
- ZIP: 80237
- BUSINESS PHONE: 3037791233

MAIL ADDRESS:
- STREET 1: 7800 E UNION AVE
- STREET 2: STE 800
- CITY: DENVER
- STATE: CO
- ZIP: 80237

FORMER COMPANY:
- FORMER CONFORMED NAME: INVESCO CAPITAL APPRECIATION FUNDS INC
- DATE OF NAME CHANGE: 19970709

FORMER COMPANY:
- FORMER CONFORMED NAME: INVESCO DYNAMICS FUND INC /
- DATE OF NAME CHANGE: 19931229

FORMER COMPANY:
- FORMER CONFORMED NAME: FINANCIAL DYNAMICS FUND INC
- DATE OF NAME CHANGE: 19920703

No dealer, salesperson, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and you should not rely on such other information or representations.

The Securities and Exchange Commission has not approved or disapproved the shares of these Funds. Likewise, the Commission has not determined if this Prospectus is truthful or complete. Anyone who tells you otherwise is committing a federal crime.

<PAGE>

PROSPECTUS | NOVEMBER __, 2003

INVESCO Funds Group, Inc. ("INVESCO") is the investment advisor for the Funds as of the date of this Prospectus. At a meeting to be held on October 21, 2003, shareholders of the Funds will be asked to approve a new investment advisory agreement between A I M Advisors, Inc. ("AIM") and the Funds, under which AIM will serve as the investment advisor for each Fund, and a new sub-advisory agreement between AIM and INVESCO Institutional (N.A.), Inc. ("INVESCO Institutional"), under which INVESCO Institutional will serve as sub-advisor for the Dynamics, S&P 500 Index and Small Company Growth Funds. INVESCO Institutional is an affiliate of INVESCO Funds Group, Inc. ("INVESCO"), which currently serves as the investment advisor for each Fund. If approved by shareholders, the proposed investment advisory and sub-advisory agreements will become effective on November 5, 2003. If shareholders of a Fund do not approve the proposed investment advisory agreement `and with respect to the Dynamics, S&P 500 Index and Small Company Growth Funds, both the proposed investment advisory and sub-advisory agreements, the current investment advisory agreement with INVESCO will continue in effect for such Fund. INVESCO and AIM are referred to herein, as appropriate, as the "Advisor."

This Prospectus contains important information about the Funds' Investor Class and, if applicable, Class A, B, C, and K shares. Class A, B, and C shares are sold primarily through financial intermediaries. Class K shares are sold to qualified retirement plans, retirement savings programs, educational savings programs, and wrap programs primarily through financial intermediaries. If you invest through a financial intermediary, please contact your financial intermediary or, with respect to Class K shares, your plan or program sponsor, for detailed information on suitability and transactional issues (i.e., how to purchase or sell shares, minimum investment amounts, and fees and expenses). INVESCO Dynamics, and S&P 500 Index Funds also offer an additional class of shares through separate Prospectuses. Each of the Funds' classes has varying expenses, with resulting effects on their performance. You can choose the class of shares that is best for you, based on how much you plan to invest and other relevant factors discussed in "How To Buy Shares." To obtain additional information about the other class of Dynamics Fund's and S&P 500 Index Fund's shares, contact A I M Distributors, Inc. ("ADI") at 1-800-347-4246.

THIS PROSPECTUS WILL TELL YOU MORE ABOUT:

[KEY ICON] INVESTMENT GOALS & STRATEGIES

EXHIBIT C

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
HA06asV2VVdQ+Lq/67Zk0OFQov4AF5LmxCBSXWIp6AQ3LTgOmfRhNjTZikGrywhZ
uU1W7VtxWDjsAeISsY+fIQ==

<SEC-DOCUMENT>0000898432-03-001077.txt : 20031103
<SEC-HEADER>0000898432-03-001077.hdr.sgml : 20031103
<ACCEPTANCE-DATETIME>20031103150401
ACCESSION NUMBER: 0000898432-03-001077
CONFORMED SUBMISSION TYPE: 485BXT
PUBLIC DOCUMENT COUNT: 1
FILED AS OF DATE: 20031103

FILER:

COMPANY DATA:
COMPANY CONFORMED NAME: AIM STOCK FUNDS INC
CENTRAL INDEX KEY: 0000035692
IRS NUMBER: 840576427
STATE OF INCORPORATION: MD
FISCAL YEAR END: 0430

FILING VALUES:
FORM TYPE: 485BXT
SEC ACT: 1933 Act
SEC FILE NUMBER: 002-26125
FILM NUMBER: 03972803

BUSINESS ADDRESS:
STREET 1: 11 GREENWAY PLAZA
STREET 2: SUITE 100
CITY: HOUSTON
STATE: TX
ZIP: 77046
BUSINESS PHONE: 713-626-1919

MAIL ADDRESS:
STREET 1: 11 GREENWAY PLAZA
STREET 2: SUITE 100
CITY: HOUSTON
STATE: TX
ZIP: 77046

FORMER COMPANY:
FORMER CONFORMED NAME: INVESCO STOCK FUNDS INC
DATE OF NAME CHANGE: 19990330

FORMER COMPANY:
FORMER CONFORMED NAME: INVESCO CAPITAL APPRECIATION FUNDS INC
DATE OF NAME CHANGE: 19970709

FORMER COMPANY:
FORMER CONFORMED NAME: INVESCO DYNAMICS FUND INC /
DATE OF NAME CHANGE: 19931229

```
FILER:

        COMPANY DATA:
                COMPANY CONFORMED NAME:                 AIM STOCK FUNDS INC
                CENTRAL INDEX KEY:                      0000035692
                IRS NUMBER:                             840576427
                STATE OF INCORPORATION:                 MD
                FISCAL YEAR END:                        0430

        FILING VALUES:
                FORM TYPE:              485BXT
                SEC ACT:                1940 Act
                SEC FILE NUMBER:        811-01474
                FILM NUMBER:            03972804

        BUSINESS ADDRESS:
                STREET 1:               11 GREENWAY PLAZA
                STREET 2:               SUITE 100
                CITY:                   HOUSTON
                STATE:                  TX
                ZIP:                    77046
                BUSINESS PHONE:         713-626-1919

        MAIL ADDRESS:
                STREET 1:               11 GREENWAY PLAZA
                STREET 2:               SUITE 100
                CITY:                   HOUSTON
                STATE:                  TX
                ZIP:                    77046

        FORMER COMPANY:
                FORMER CONFORMED NAME:  INVESCO STOCK FUNDS INC
                DATE OF NAME CHANGE:    19990330

        FORMER COMPANY:
                FORMER CONFORMED NAME:  INVESCO CAPITAL APPRECIATION FUNDS INC
                DATE OF NAME CHANGE:    19970709

        FORMER COMPANY:
                FORMER CONFORMED NAME:  INVESCO DYNAMICS FUND INC /
                DATE OF NAME CHANGE:    19931229
</SEC-HEADER>
<DOCUMENT>
<TYPE>485BXT
<SEQUENCE>1
<FILENAME>aim_stockfunds-485bxt.txt
<TEXT>
```

As filed on November 3, 2003

1933 Act File No. 002-26125
1940 Act File no. 811-1474

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 X

Pre-Effective Amendment No. _______

Post-Effective Amendment No. 74 X

Prospectus for INVESCO Dynamics Fund, Institutional Class shares - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Prospectus for INVESCO S&P 500 Fund, Institutional Class shares - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Prospectus for INVESCO Mid-Cap Growth Fund, Investor Class, Class A, Class B, Class C and Class K shares - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Prospectus for INVESCO Mid-Cap Growth Fund, Institutional Class shares - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Statement of Additional Information - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Statement of Additional Information for INVESCO Mid-Cap Growth Fund - - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Part C - incorporated by reference to Post-Effective Amendment No. 73 to the Registrant's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003, Edgar Accession No. 0000898432-03-000853

Signature Page

The sole purpose of this filing is to delay the effective date for the Registrant's Post-Effective Amendment No. 73 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 28, 2003 to November 25, 2003.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas on the 3rd day of November, 2003.

EXHIBIT D

EXHIBIT D.1

Press Releases

Office of New York State Attorney General Eliot Spitzer

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Department of Law
120 Broadway
New York, NY 10271

Department of Law
The State Capitol
Albany, NY 12224

For More Information:
(212) 416-8060

For Immediate Release
September 3, 2003

STATE INVESTIGATION REVEALS MUTUAL FUND FRAUD

Secret Trading Schemes Harmed Long-Term Investors

[En Español]

Attorney General Eliot Spitzer announced today that his office has obtained evidence of widespread illegal trading schemes that potentially cost mutual fund shareholders billions of dollars annually .

Spitzer announced that one of the perpetrators of the schemes – a hedge fund and its managers – has agreed to make restitution $30 million in illegal profits generated from unlawful trading and pay a $10 million penalty. The agreement further commits the hedge fund and its officers and employees to continue to cooperate in the Attorney General's ongoing investigation of the mutual fund industry.

"The full extent of this complicated fraud is not yet known," Spitzer said. "But one thing is clear: The mutual fund industry operates on a double standard. Certain companies and individuals have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

"My office will take all reasonable steps to ensure that the ill-gotten gains of those who engage in this conduct are returned to investors, that wrongdoers are held responsible, and that appropriate reforms are implemented to halt this egregious activity," the Attorney General said.

As part of an ongoing effort to protect small investors, Spitzer's office began an investigation of mutual fund trading practices earlier this year. The investigation quickly became focused on practices known as "late trading" and "market timing."

"Late trading" involves purchasing mutual fund shares at the 4:00 p.m. price after the market closes. Late trading is prohibited by the Martin Act and SEC regulations because it allows a favored investor to take advantage of post-market-closing events not reflected in the share price set at the close of the market.

"Allowing late trading is like allowing betting on a horse race after the horses have crossed the finish line," said Spitzer.

"Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares, which has a detrimental effect on the long-term shareholders for whom mutual fund investors are designed, such as retirees and other "buy and hold" investors. The technique is designed to exploit market inefficiencies when the "net asset value" or "NAV" price of the mutual fund shares – which is set at the 4:00 p.m. market close – does not reflect the current market value of the stocks held by the mutual fund. When a "market timer" buys mutual fund shares at the stale NAV, it realizes a profit when it sells those shares the next trading day or thereafter. That profit dilutes the value of shares held by long term investors.

Mutual fund companies state in their prospectuses that they discourage or prohibit these practices, but evidence uncovered by Spitzer's office shows that mutual fund managers permitted favored individuals and companies to engage in such trading in exchange for payments and other inducements.

"Allowing timing is like a casino saying that it prohibits loaded dice, but then allowing favored gamblers to use loaded dice, in return for a piece of the action," said Spitzer.

Mercer Bullard, a leading mutual fund advocate and securities law professor at the University of Mississippi, said: "These findings that prominent mutual fund managers colluded with hedge funds to pick the pockets of fund shareholders undermines the integrity of the fund industry and reminds us of the importance of state regulators' enforcement efforts in uncovering and fighting securities fraud."

Spitzer's office reached the $40 million settlement agreement with Canary Capital Partners, LLC – a multi-million dollar hedge fund – two Canary-related entities, and Edward J. Stern, the managing principal of those entities. Canary obtained special trading opportunities with leading mutual fund families – including Bank of America's Nations Funds, Banc One, Janus and Strong – pursuant to undisclosed agreements that involved substantial benefits for the fund management companies.

Academic research has estimated that mutual fund shareholders lose billions of dollars annually due to the trading abuses that are the subject of Attorney General Spitzer's ongoing investigation.

The settlement and investigation are being handled by Assistant Attorneys General David D. Brown, IV, Roger Waldman, Bruce Topman, Charles Caliendo, Marc Minor and Lydie Pierre-Louis of the Attorney General's Investment Protection Bureau.

Related Material

- Complaint
- Exhibits Part 1
- Exhibits Part 2

EXHIBIT D.2

The Washington Post

September 9, 2003 Tuesday
Final Edition

SECTION: FINANCIAL; Pg. E01

LENGTH: 784 words

HEADLINE: Two Firms To Reimburse Investors;
Bank of America, Janus Cited in Trading Probe

BYLINE: Brooke A. Masters, Washington Post Staff Writer

DATELINE: NEW YORK Sept. 8

BODY:

Bank of America Corp. and Janus Capital Group Inc. officials said today that they plan to reimburse any mutual fund investors who lost money because their companies gave special privileges to a hedge fund that is the subject of an illegal-trading probe announced last week by New York Attorney General Eliot L. Spitzer.

Both companies said they have launched internal investigations to determine their exact dealings with Canary Capital Management LLC, which paid a $ 10 million fine and $ 30 million in trading profits last week. Spitzer plans to use the $ 40 million to reimburse investors.

The other two mutual fund companies that Spitzer said had also cut deals with Canary, Strong Capital Management Inc. and Bank One Corp., declined to say how they will respond to the allegations that they allowed the hedge fund to engage in "timing" -- shorthand for exploiting international time differences with short-term trades.

The reimbursement news comes as Manhattan U.S. Attorney Jim Comey, the Securities and Exchange Commission, and the Massachusetts secretary of state's office are launching their own probes into whether large investors were exploiting mutual fund rules, sources and officials said. Spitzer's office has also widened its own investigation by issuing subpoenas to dozens of other fund companies, including Legg Mason Inc. of Baltimore and large industry players such as Invesco Funds Group Inc., Putnam Investments, Federated Investors Inc. and Vanguard Group Inc.

A plaintiff's law firm, Bernstein, Liebhard & Lifshitz LLP, said it has filed class-action lawsuits connected to the allegations against Strong in Wisconsin state court and Janus in Colorado state court.

"This is the tip of the iceberg. . . . The mutual fund industry has been lucky for so long not to have this come out," said Leonard Rosenthal, a finance professor at Bentley College in Massachusetts.

The allegations have rocked the mutual fund industry. Industry leaders said they are deeply concerned that the bad news will scare away the small investors who are their bread-and-butter customers. Half of all American households own mutual fund shares.

"They ought to be taking a look at everybody to see how pervasive or not pervasive it is. If someone is allowing market timing and getting paid for it . . . that is unethical," said Matthew P. Fink, president of the Investment Company Institute, a mutual fund trade group. "The industry understands that its well-being depends on the trust of shareholders."

Bank of America spokesman Robert Stickler said that the firm will give the fees it received from Canary to the shareholders of the mutual funds that were exploited. The firm also plans to reimburse shareholders for any losses they suffered because of the short-term trading. "We are taking this very seriously," he said.

"This is not the way we do business."

Janus chief executive Mark B. Whiston said in a letter to shareholders today that timing had affected less than 0.5 percent of the assets it had under management but added that his firm, too, would return the fees it got from special deals with large investors and reimburse any losses. "Janus has been a devoted champion of individual investors for 34 years," he wrote.

The SEC has asked the Investment Company Institute to urge its members to review their rules on market timing and another abuse that Spitzer uncovered: "late trading." According to court documents, Bank of America let Canary buy mutual funds at the 4 p.m. price after that time, allowing the hedge fund to take advantage of important news that came out after the close of trading. Late trading is illegal. Timing is not; however, most fund families have rules -- at least on paper -- against short-term trading in international funds because it siphons profits away from long-term investors.

SEC Director of Enforcement Stephen M. Cutler said that because of Spitzer's investigation, "I'm now aware of a problem and we are going to address it on an industry-wide basis."

Comey's office declined to discuss its probe, which was reported earlier by the Wall Street Journal. William F. Galvin, Massachusetts secretary of state, said he is looking at brokers who help their clients jump in and out of international mutual funds.

Galvin is exploring the proposition that brokers at Prudential Securities helped clients evade rules against timing at other companies. "It's fundamental unfairness and dishonesty when you are allowing different sets of rules for different sets of people," Galvin said.

A Prudential spokesman confirmed that the firm had received a subpoena from Galvin's office and said, "To the best of our knowledge all trading in mutual funds was proper."

LOAD-DATE: September 9, 2003

EXHIBIT D.3

USA TODAY

September 5, 2003, Friday, FINAL EDITION

SECTION: MONEY; Pg. 1B

LENGTH: 465 words

HEADLINE: SEC joins probe, asks funds for documents

BYLINE: Thor Valdmanis

DATELINE: NEW YORK

BODY:
NEW YORK -- Anxious not to be left behind, the Securities and Exchange Commission moved quickly Thursday to join the growing investigation into a mutual fund trading scandal.

SEC enforcement chief Stephen Cutler said the commission was requesting documents from dozens of mutual fund companies following allegations by New York Attorney General Eliot Spitzer that the industry is rigged against small investors.

Meanwhile, Spitzer continues to issue subpoenas to major mutual funds and their larger clients, such as hedge funds. The loosely regulated investment pools for wealthy investors are at the center of the trading probe.

People close to the situation say Millennium Partners, a large hedge fund run by prominent investor Israel Englander, is emerging as a primary focus. Manhattan-based Millennium could not be reached for comment Thursday night.

Among large mutual funds, Invesco Funds Group and Putnam Investments, a unit of Marsh & McLennan, confirmed they had been contacted by Spitzer's office.

Rivals such as Fidelity, American Funds, Franklin Templeton Investments, Vanguard Group, Oppenheimer Funds, American Century Investments, T. Rowe Price, Dreyfus and asset management arms run by Morgan Stanley and Merrill Lynch are also expected to be subpoenaed or asked for information in coming days.

"We are putting out information requests to dozens of mutual funds about their timing with transactions, and we intend to follow up on that industry in a very aggressive way," the SEC's Cutler told CNBC.

As Cutler met with Spitzer in Manhattan early Thursday to coordinate the mutual fund investigation, Massachusetts confirmed it was investigating whether the Boston office of Prudential Securities might have conducted illegal mutual fund trading.

The SEC has been reviewing the mutual and hedge fund industries. But the effort took on greater urgency after Spitzer charged Wednesday that major mutual fund companies pump up profit using trading schemes that cost small investors "billions of dollars."

Spitzer said the mutual fund arms of Bank of America and Bank One and the mutual fund providers Strong Financial and Janus Capital allowed a New Jersey-based hedge fund to profit at the expense of investors in their mutual funds. Spitzer said Canary Capital Partners gave the four mutual fund companies banking business in exchange for the ability to engage in market exploitation and illegal after-hours trading. Canary agreed to pay $ 40 million to settle the charges and is helping in the investigation. Canary did not admit wrongdoing.

News of the investigations weighed on mutual fund companies' stocks. Janus Capital fell a combined 13% Wednesday and Thursday, Bank of America slid 4%, T. Rowe Price lost 3% and Bank One, 2%.

LOAD-DATE: September 05, 2003

EXHIBIT D.4

USA TODAY

September 8, 2003, Monday, FINAL EDITION

SECTION: MONEY; Pg. 3B

LENGTH: 853 words

HEADLINE: Scandal has investors fighting mad

BYLINE: John Waggoner and Thomas A. Fogarty

BODY:
The mutual fund trading scandal that began unfolding last week has left individual investors feeling betrayed and outraged. Even worse, it leaves some questioning whether the fund industry will be able to repair the damage.

"It's par for the course: The small investor doesn't get a fair shake, while the big boys play games and make money," says retiree Bill Price, 68, of Hurst, Texas.

The scandal: New York Attorney General Eliot Spitzer settled charges Wednesday with a hedge fund, Canary Capital Partners, that it engaged in illegal trading practices with Bank of America, Bank One, Janus Capital and Strong Investments. Canary settled without admitting wrongdoing, and pledged to cooperate with the investigation.

The allegations: That Bank of America let Canary buy mutual fund shares at their 4 p.m. closing prices long after 4 p.m. That's like buying a stock on Tuesday at Monday's prices, and it's illegal. Spitzer also alleges that Canary was able to make rapid-fire moves in and out of funds that prohibited such trading in their prospectuses.

To Price, the fund industry's problems come as no surprise, given all the corporate scandals. "It's just like in a public corporation where the executives are milking the company," he says. "The directors just go along with it."

Investor Bob Ziegelbauer of Manitowoc, Wis., was particularly shocked by the allegations that Strong Capital would bend its rules against rapid-fire trading for Canary. Ziegelbauer, 52, lives about 80 miles from Strong's headquarters in Menomonee Falls, Wis. "I thought of them as local," he says. "We have a local pride and identification with them."

Ziegelbauer, a state legislator and small businessman, was stunned to hear that Strong was implicated in the scandal. (None of the fund companies has been charged.) "I thought, 'Oh, no, it can't be them,' " he says. "It speaks to the integrity of their operation."

Janus investor Barb Maniuszko of Scottsdale, Ariz., says she was "a little perturbed" to read the allegations that Janus had extended special privileges to big investors. "I was ready to cash out my Janus funds immediately, but then cooler minds prevailed," she says.

Others are simply dismayed that their funds have fallen into the ethical problems that have plagued some of the nation's corporations. "My overall reaction was, 'Oh no, not again,' " says Rick Allen, 56, a Janus investor and president of the local United Way in Tacoma, Wash. "I can't believe that people are so asleep at the wheel over ethical issues."

What will help comfort investors? Tough justice, says retiree Don Steiner, 68, of Honolulu. Fines will have little effect in reforming the fund industry, and they penalize innocent shareholders in the fund companies, he says. "But throw about three of these guys into jail, and we'll inject honesty and integrity into the business like we've never seen before," he says.

He says he'll drop investments in any company implicated in the scandal. He'll do it more on principle than because he believes he is at risk of a big economic loss. "If you can't trust 'em, forget 'em," he says.

If there's any light for investors at the end of this tunnel, it's that the revelations seem to have shaken both the fund industry and its regulators. The Investment Company Institute, the funds' trade group, has pledged to cooperate with investigations into fund trading.

"We're very concerned if any shareholders have been mistreated," says Paul Haaga, the ICI's chairman. "It's a big deal for everybody."

New York Attorney General Spitzer's office has subpoenaed the Invesco funds and Vanguard in the case. Both said they are cooperating. Massachusetts regulators were seeking documents and correspondence from Prudential Securities' Boston office related to its fund trades. Prudential said it is cooperating fully.

The Securities and Exchange Commission is also working on the problem. It has asked companies to supply information on their trading policies by Sept. 15, the Associated Press reports. The SEC also has an ongoing review of hedge funds -- freewheeling, loosely regulated investment pools like Canary. And New York firm Bernstein Liebhard & Lifshitz has filed suit on behalf of some Janus shareholders, alleging that the company violated its fiduciary duty by making deals with Canary.

But it may be awhile before investors feel they can trust their fund companies again. "It's the classical (case) of how one bad egg can hurt the whole bunch," investor Allen says.

Assets soar

How the mutual fund industry's assets have grown the past 20 years:

Assets

Year (in billions)

1983

$ 293

1984

$ 371

1985

$ 495

1986

$ 716

1987

$ 769

1988

$ 809

1989

$ 981

1990

$ 1,065

1991

$ 1,393

1992

$ 1,643

1993

$ 2,070

1994

$ 2,115

1995

$ 2,811

1996

$ 3,526

1997

$ 4,468

1998

$ 5,525

1999

$ 6,846

2000

$ 6,965

2001

$ 6,975

2002

$ 6,392

2003(1)

$ 6,870

1 -- as of July

Source: Investment Company Institute

LOAD-DATE: September 08, 2003

EXHIBIT D.5

FOCUS - 2 of 3 DOCUMENTS

The Wall Street Journal

September 5, 2003 Friday

SECTION: Fund Track; Pg. C1

LENGTH: 1163 words

HEADLINE: With Mutual Funds, Is the Investor No.1? --- A Few Touchstones Can Assist In Judging Whose Interests Carry The Most Weight With Managers

BYLINE: By Karen Damato

BODY:

HOW CAN INDIVIDUAL investors find mutual-fund companies that really do put the interests of their fund shareholders above all else?

That is a pressing question in the wake of this week's allegations by New York State Attorney General Eliot Spitzer that improper transactions between a hedge fund and four mutual-fund firms benefited the firms and that institutional investor at the expense of other investors in some of the firms' mutual funds.

"There's nothing that even the most diligent investors could do" to ferret out the type of wrongdoing alleged this week, says Roy Weitz, publisher of Web site FundAlarm.com. But Mr. Weitz and other fund-industry specialists say investors should scrutinize fund firms with a very different aim -- identifying those mutual-fund companies with a particularly strong record of treating their fund investors well.

Among the signposts for investors to look for: a willingness by fund firms to limit their management fees and to cap the size of their small-stock funds before those portfolios become too unwieldy to manage successfully.

"There should be tell-tale signs that they are treating shareholders as they should be treated, as stakeholders" rather than simply as customers, says Kunal Kapoor, associate director of fund analysis at research firm Morningstar Inc.

Fund officials have long said that the industry's overriding goal is to serve fund investors, who are legally the owners of the funds. Just yesterday, Paul G. Haaga Jr., the chairman of the industry's Investment Company Institute, referred to "the bedrock principle that the interests of mutual fund investors always come first."

But many fund-industry observers note that fund-management firms face an inherent conflict of interest. Actions that benefit fund shareholders, such as limiting management fees or closing some popular funds to new investors, may not be in the financial interest of the fund firms and their stockholders.

Here is a sampling of five touchstones for fund shoppers:

-- Saying "no" to growth: Strong performance can unleash a flood of new money into a mutual fund. But particularly in the case of small-stock funds, growing portfolio size can threaten future performance. The growth forces the manager to either hold many more stocks -- rather than just the most promising ones -- or to move into larger issues.

That is why, particularly when shopping for small-stock funds, many fund advisers favor companies that have shown a willingness to shut their funds to new investors before they get too big.

Mr. Kapoor of Morningstar says the Wasatch, Bogle, Numeric Investors and Turner fund families are among those with a strong record in this area. Indeed, Wasatch Funds Inc. said this week that four of its funds will shortly stop accepting additional money from existing shareholders as well as from new ones.

-- Caution about new funds: Mr. Weitz complains that some fund firms introduce lots of new and sometimes gimmicky funds because "they can sell them" and not because those portfolios are really smart long-term holdings. He and others note, for instance, that investors are still smarting from the losses they suffered in the plethora of Internet-stock funds that management companies rolled out in the late-1990s bubble.

One alternative is to seek out fund companies that have a more limited, time-tested menu of funds and that think carefully before adding new items to the list.

Capital Research & Management Co., the manager of the American Funds and the employer of ICI chairman Mr. Haaga, "is the classic example of a fund company that is very careful about rolling out new funds," Mr. Weitz says. He says that firm seems to launch a new fund only when "really convinced it serves a client need."

-- Reasonable fees: Mutual funds carry annual fees to pay their portfolio managers and cover other expenses. But lower fees, all other things being equal, give one fund a head start in the performance race against others, because those expense charges are subtracted from the investment returns the portfolio manager achieves.

John Costello, a financial adviser in Troy, N.Y., looks for fund firms that generally charge fees that are no greater than the average for the various fund categories -- and that in some cases are considerably lower.

Vanguard Group, which is among the firms that investigators have asked for information in the Spitzer probe, is the best known provider of low-cost funds. Mr. Costello similarly applauds the low fees on the Dodge & Cox funds as a sign that people there "look out for their shareholders." The $14-billion Dodge & Cox Stock Fund has an expense ratio of 0.54%, versus an average 1.40% for Morningstar's category of "large value" funds.

-- Investing in their own funds: There is a simple reason to favor fund firms where the portfolio managers or company executives have big stakes in their own mutual funds, says Tim Medley, a financial adviser in Jackson, Miss. When fund insiders "are willing to eat their own cooking . . . it sends a great message that management's interests are aligned with those of shareholders," he says.

Funds must indicate, within wide ranges, the fund stakes owned by fund directors. Disclosures about stakes held by portfolio managers and fund-company executives who aren't directors generally are often more limited, although some fund firms disclose that information voluntarily.

The Longleaf Partners fund family, managed by Southeastern Asset Management, is one fund outfit that stresses that its personnel invest side-by-side with investors.

-- Frank talk: Actions may speak louder than words. But besides looking for strong performance, many fund specialists say they really appreciate managers who provide detailed explanations of their investing strategies and who thoroughly review their stock-picking successes and their missteps.

Mr. Medley points to Bill Miller of Legg Mason Value Trust and Oakmark managers as some whose shareholder reports candidly discuss the stock picks that have worked and those that haven't.

Vanguard has warned investors against getting carried away in the investing fad of the moment, even when that fad is a type of fund that Vanguard sells, such as index funds in the 1990s and government-bond funds more recently.

Indications of Integrity?

As investors fret that other mutual-fund firms may be accused of illegal business practices, here are some signposts that financial advisers say may indicate a fund outfit that consistently puts its investors' interests first:

-- Small-stock funds are closed to new investors before they become too bloated

-- No parade of "flavor of the month" funds

-- Fund managers and executives are themselves big investors in their funds

-- Reasonable expense charges

-- Frank talk about portfolio-management strategies, errors and market conditions

(See related article: "Spitzer's Investigation Continues; Information From Vanguard, Millennium Management Sought" -- WSJ Sept. 5, 2003)

NOTES:
PUBLISHER: Dow Jones & Company

LOAD-DATE: December 5, 2004

EXHIBIT D.6

FOCUS - 1 of 3 DOCUMENTS

The Wall Street Journal

September 8, 2003 Monday

SECTION: Pg. C1

LENGTH: 943 words

HEADLINE: U.S. Attorney To Join Probe Of Fund Trades

BYLINE: By Randall Smith and Tom Lauricella

BODY:

THE JUSTICE DEPARTMENT'S U.S. attorney in Manhattan, James Comey, has notified other regulators that he plans to join New York Attorney General Eliot Spitzer's investigation of alleged mutual-fund trading violations, according to people familiar with Mr. Comey's plans.

Mr. Comey's planned role increases the pressure on hedge funds and mutual funds because it carries the threat of possible federal criminal prosecution in the case, which involves such financial titans as Bank of America Corp. A spokesman for Mr. Comey had no comment yesterday.

Last week, Mr. Spitzer accused hedge fund Canary Capital Partners LLC and its managing principal, Edward J. Stern, with civil violations of state business law for improperly trading mutual-fund shares at the expense of individual, long-term investors. (Hedge funds are lightly regulated private investment partnerships for large investors. They wager huge sums in global currency, bond and stock markets in search of quick profits.) Four mutual-fund companies were named in the complaint, although none were charged with wrongdoing: Bank of America's asset-management unit, Janus Capital Group Inc., Bank One Corp. and Strong Capital Management Inc.

Mr. Stern, who neither admitted nor denied wrongdoing, agreed to pay $40 million in fines and restitution to settle charges that he engaged in both "late trades," with brokers who took orders after the mutual funds' net asset value had been set at 4 p.m., and in rapid-fire "timing trades" that exploited possible price discrepancies in the funds. While such trades aren't necessarily illegal by themselves, Mr. Spitzer said fund companies had misled investors by contending they prohibit the practice while agreeing with Mr. Stern to allow it.

Denver-based Janus late Friday acknowledged it allowed market-timing activity in its funds, saying it would provide restitution to any shareholders found to have been harmed by "timing trades" similar to those arranged by Mr. Stern.

Mr. Spitzer said that the "late trades," considered more serious violations, were made through Bank of America, Security Trust Co. and other brokers. Bank of America and Security Trust said last week they are cooperating with the inquiry. Neither firm was charged with wrongdoing.

Mr. Comey notified other regulators last week that he plans to participate in the inquiry, according to the people familiar with his plans. Officials from the Securities and Exchange Commission, which has said it plans to follow up on the New York attorney general's charges, and Mr. Spitzer's office plan to meet today in an effort to coordinate their efforts in the matter.

The SEC's lack of criminal prosecutorial power is sometimes cited by regulatory experts as one reason why state officials such as Mr. Spitzer, who have such power, can move more quickly or aggressively than the SEC in pursuing some cases. In its announcement Friday, Janus said that following an internal review, it had identified investments totaling about $750 million, or 0.5% of its $150 billion in assets under management, by timing traders. Janus said trustees of the funds' audit committee, which is made up of independent directors, plan to hire an outside firm to evaluate the impact on funds in which Janus permitted timing arrangements. Janus has now blocked those accounts it identified from rapid trading, a spokeswoman said.

Granting permission to use Janus funds for timing trades ran counter to the prospectus language that discouraged "market timing or excessive" trading and threatened sanctions on those investors that made such trades. Janus also pledged to return to shareholders fees earned on the timing assets. The complaint against Mr. Stern alleged that Janus gave permission for his hedge fund to time Janus Mercury and High Yield funds.

Although Mr. Spitzer's complaint filed Wednesday named four fund companies, it said there were "dozens" of fund companies that Canary had agreements with. In addition to the firms named in the complaint, Mr. Stern's firm also appears to have had arrangements allowing short-term trading with funds by Alliance Capital Management Holding LP, MFS Investment Management and Invesco Funds, according to people familiar with Mr. Stern's trading.

These arrangements didn't necessarily mean the fund companies had direct relationships with Mr. Stern or his Canary fund, however. Fund companies, especially those sold through brokers, may sometimes authorize individual brokers or firms to market such timing arrangements, in which case the funds wouldn't have dealt directly with those doing the trading.

Still, such arrangements could contradict the funds' prospectuses. The MFS Research Fund, for example, says in its prospectus that "MFS Funds do not permit market-timing or other excessive trading practices," and that the firm reserved the right to reject or restrict orders from investors employing those strategies.

Representatives for Alliance in New York and the AIM Investments unit of Amvescap PLC in Houston, which includes Invesco Funds, declined to comment. A spokesman for MFS said the firm didn't have a relationship with Mr. Stern's firm.

Also Friday, shareholders of Janus and Strong Funds filed suits in state courts in Colorado and Wisconsin alleging that the firms and their funds "violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates." A Janus spokeswoman said it would be premature for the firm to comment. Officials at Strong Capital, in Menomonee Falls, Wis., didn't return a call requesting comment.

John Hechinger, Chris Oster and John Shipman contributed to this article.

NOTES:
PUBLISHER: Dow Jones & Company

LOAD-DATE: December 5, 2004

EXHIBIT D.7

The Economist

September 13, 2003 U.S. Edition

SECTION: FINANCE & ECONOMICS

LENGTH: 995 words

HEADLINE: In Spitzer's sights

DATELINE: New York

BODY:

UNTIL recently, it had seemed that America's mutual funds were safe from the scandals that have tainted much else in the country's financial industry. Yes, lower share prices had taken a toll on assets under management and thus on fund managers' fees. But investors' anger over their losses was focused on those who sold equities--the company bosses who issued misleading financial statements and the investment banks that peddled the stock--not the fund managers who bought them. Indeed, with the rebound in share prices, Americans have once again been pouring money into equity funds. Total assets under management were $6.9 trillion in July, $800 billion more than last September's trough.

Now, however, the mutual-fund industry's integrity is on trial. On September 3rd, Eliot Spitzer, the publicity-hungry attorney-general of New York state, announced a $40m settlement with Canary Capital, a small hedge fund run by Edward Stern, heir to a pet-food fortune (who admitted no guilt). Mr Spitzer's original complaint was laden with allegations about four mutual-fund firms that have not yet been charged--Bank of America, Bank One, Janus and Strong Capital--with a vague promise of more to come.

Mr Spitzer's complaint is that Mr Stern was allowed to trade shares in funds in one or both of two ways that were advantageous for him and them, but costly for other investors. The first is "late trading": the placing of buy or sell orders after fund prices are set at the end of the trading day, in order to profit from news about companies whose shares are held by the fund. This is illegal. The second, "market timing", exploits the gap between the setting of fund prices and movements of underlying security prices in foreign or illiquid markets. The legality of this is murky. The fund-management firms went along, says Mr Spitzer, because they wanted fees from Mr Stern--directly, and from other business he put their way--at the expense of other shareholders in the funds.

All this strikes at the heart of fund managers' fiduciary responsibilities. Unlike investment banks, the target of Mr Spitzer's previous crusade, mutual funds have clear loyalties in law. On Wall Street, conflicts of interest are all but inevitable, because investment banks both issue and buy securities. Mutual funds, however, are supposed to serve only their fundholders. This might mean that Mr Spitzer finds it easier to build a case against the mutual-fund industry--or some companies in it--than he did against the investment banks.

How much might investors have lost? Mr Spitzer cited research by Eric Zitzewitz, of Stanford University. This suggests that the returns of investors in affected funds might be cut by at most two percentage points a year. The total damage across the whole industry, thinks Mr Zitzewitz, might be $5 billion. This is a large sum, but still less than 0.1% of mutual-fund assets.

The real damage may be to the industry's reputation. A number of prominent funds may have put aside their standards in order to gain lucrative business. "Marketing issues overwhelmed the fiduciary obligations for managing money," says Barry Barbash, a lawyer at Shearman & Sterling, former head of investment management at the Securities and Exchange Commission (SEC).

Worse, Mr Spitzer's complaints are not the first: in July the state of Massachusetts charged Morgan Stanley over inducements to its sales force to push costly in-house funds. Nor might Mr Spitzer's complaints be the last. His investigation has apparently spurred other regulators to act. On September 8th, officials from the SEC visited a Boston office of Prudential Securities; shortly after the SEC's call, Prudential received a subpoena from Mr Spitzer. Although the SEC applauded Mr Spitzer's strike against the mutual-fund industry, there is rivalry beneath the surface. The SEC looked flat-footed when Mr Spitzer was beating up the Wall Street banks. His complaint against mutual funds was probably helped by a tip: federal prosecutors are almost certainly riled by the thought that he got it first because he seemed more willing to act.

Mr Spitzer's style is to settle with his adversaries rather than to test his case in court. That may suit fund-management firms too. Three out of the four firms named by him--Bank of America, Bank One and Janus--concede that there may have been improper trades. If there were, they say, they will repay investors' losses. The fourth, Strong, is conducting a review.

Most other leading mutual-fund firms have been asked for information by regulators. A handful are reported to have received subpoenas from Mr Spitzer. These include BlackRock, Invesco, Legg Mason, Federated Investors and Vanguard. How should they respond? When Mr Spitzer was hunting Wall Street's banks, the usual response from firms invited to supply information to regulators was a carefully worded promise of co-operation with the authorities and a careful internal review. There was often a hint of contrition, and sometimes more than a hint, but of course no admission of guilt. The Wall Street cases show that this strategy, plus the payment of a large fine, can settle the most awkward allegations--even if it does little for the firms' reputations.

As guardians of a large slice of Americans' savings, mutual funds may worry more about their reputation with ordinary Americans. Maybe this is why the funds' reaction to Mr Spitzer's threats has been slightly different. Vanguard is indignant at the very thought of a subpoena. A note on its website declares that charges of inappropriate trading "would fly in the face of everything Vanguard stands for in terms of fiduciary responsibility, ethics, and integrity." If investors are to retain their confidence in America's financial markets, other firms will have to step forward with similar confidence. And then, when scrutinised by Mr Spitzer and his sort, they will have to emerge unscathed.

GRAPHIC: The attorney-general of New York state turns his fire on America's mutual funds

LOAD-DATE: September 12, 2003

EXHIBIT D.8

Los Angeles Times

September 8, 2003 Monday
Home Edition

SECTION: BUSINESS; Business Desk; Part C; Pg. 1

LENGTH: 1152 words

HEADLINE: Fund Probe Casts Shadow on Wall Street;
N.Y. attorney general's allegation that some firms allowed abuses of trading practices rocks the industry.

BYLINE: Josh Friedman, Times Staff Writer

BODY:

The probe of mutual fund trading practices unveiled last week by New York Atty. Gen. Eliot Spitzer has rocked the money management industry and left many on Wall Street wondering just what the scandal would mean for the stock market's fledgling recovery.

Although sales could well suffer at the firms directly caught up in Spitzer's inquiry, some analysts predict that most Americans will keep money in their mutual funds -- at least for now.

Thanks to the rebound that has lifted the blue-chip Standard & Poor's 500 index 16% this year, equity funds pulled in a net $57 billion in new cash from investors through July 31, reversing last year's net redemptions. The market's performance has held up even with the scandal.

"The good news is that this came out this year rather than in 2002, when everyone was looking for an excuse to sell," said Don Cassidy, senior research analyst at Lipper Inc. in Denver.

If the scandal continues to widen, however, the damage could become a lot harder to repair.

"I hope that what's happened is more of an incident than a catastrophe," said Geoff Bobroff, a consultant to the fund industry in East Greenwich, R.I. "Otherwise, we run a risk of disrupting the confidence the industry has built up with investors over the last 20 years."

The $6.9-trillion fund industry counts more than half of U.S. households as customers.

Until Spitzer's bombshell last week, the industry enjoyed a reputation for probity. It was known for putting small investors on a level playing field with their bigger, more sophisticated counterparts.

Now, that is all in jeopardy. Some experts say the investigation could have as much effect as Spitzer's Wall Street analyst probe, which led to a host of reforms as well as last spring's $1.4-billion settlement with 10 major brokerage firms over conflicts of interest.

As one securities lawyer put it, "This is the tip of an enormous iceberg."

The fund scandal erupted when Spitzer -- who used New York's far-reaching investor protection laws to force reforms on the brokerage industry -- announced a $40-million settlement Wednesday with hedge fund group Canary Capital Partners involving "market timing" and "late trading" of mutual funds.

Hedge funds, which are loosely regulated and often secretive vehicles aimed at the wealthy, try to beat the market through various trading tactics. Late trading refers to unlawful, after-the-bell buying or selling of mutual fund shares at the old price -- a tactic that allows people to take advantage of late-breaking, market-moving news. Spitzer likened late trading to "being permitted to bet on yesterday's horse race."

Market timing, although not illegal, is a quick-trading strategy that is strongly discouraged for individual investors. Spitzer said the trading drives up fund expenses and dilutes value from long-term shareholders, potentially costing them billions of dollars a year. By allowing it for some to the detriment of others, he said, funds are breaching their fiduciary duty.

Canary was allowed to profit from the trading schemes in exchange for parking long-term assets elsewhere at the fund firms, Spitzer said. Bank of America Corp.'s Nations Funds allowed late trading by Canary, while BofA and three other major firms -- Bank One Corp.'s One Group, Janus Capital Group Inc. and Strong Capital Management Inc. -- allowed Canary's market timing, he said.

The Securities and Exchange Commission followed Spitzer on Thursday by launching a probe of its own into mutual fund trading practices.

No mutual fund companies have been formally charged with wrongdoing.

"It's a disgrace: 'Should we take this money and dilute our shareholders' interest?' " said John C. Bogle Sr., founder and former chairman of Vanguard Group, the nation's second-biggest fund firm. "Not much astonishes me anymore; this astonishes me."

Even the sometimes combative Investment Company Institute, the fund industry's main trade group, sounded betrayed last week.

"If the practices are as described, the rest of the fund industry is outraged," said group Chairman Paul G. Haaga Jr.

Spitzer made clear that he expects to cast his net beyond the four fund providers he named last week. Indeed, Vanguard Group, Amvescap's Invesco Funds Group and the hedge fund Millennium Management have been subpoenaed by Spitzer for information.

One certainty that is shareholders will press more class- action suits, said Philip Aidikoff, a securities lawyer in Beverly Hills.

"The fact that some funds have had special relationships with some investors is a dirty little secret that a lot of people have known about," Aidikoff said.

"We are scratching the surface of ways institutional investors are treated differently from regular investors."

At least three lawsuits seeking class-action status have been filed, naming as defendants one or more of the four fund companies that have been singled out by Spitzer.

On the regulatory front, some industry analysts say the SEC faces pressure to clamp down on mutual funds.

The agency already had been considering a series of initiatives aimed at protecting mutual fund investors at the request of Rep. Richard H. Baker (R-La.), chairman of the House subcommittee on capital markets, and Rep. Michael G. Oxley (R-Ohio), chairman of the Financial Services Committee. The SEC is expected to respond by Oct. 1.

Among other steps, Baker and Oxley have called for better disclosure of fund fees and expenses and a greater number of independent directors. The Spitzer probe has pushed the SEC to expand its agenda on fund reform, and commission examiners began visiting fund companies Friday to inspect their trading operations.

In a statement late Friday, Janus announced several moves aimed at addressing the issues raised by Spitzer, including hiring an outside auditor to review the funds involved and promising restitution "to the extent that fund shareholders may have been adversely affected by the company's discretionary market-timing arrangements."

Amid the public relations nightmare, some say the industry may adopt a set of "best practices" standards covering areas such as market timing and upgrading computer systems to diminish the chance of late trading. Funds are valued once a day, at 4 p.m. Eastern time, and orders received after that are supposed to be processed at the next day's closing price.

Market timing is harder to define than late trading and may not be easy to regulate, experts warn. For example, some say traders who hold a fund for only a week are as harmful as those who trade daily. Funds use redemption fees, "timing police," trading limits and other measures to try to thwart timers.

"Timing is kind of in the eye of the beholder," Haaga said. At Los Angeles-based Capital Research & Management Co., where he works as an executive vice president, the firm let go one market timer from its American Funds "and then he tried to come back saying he was a 'tactical asset allocator.' "

LOAD-DATE: September 8, 2003

EXHIBIT D.9

CNBC News Transcripts

SHOW: Business Center (5:00 PM ET) - CNBC

September 8, 2003 Monday

LENGTH: 639 words

HEADLINE: Department of Justice may get involved with a New York investigation into illegal trades in mutual funds

ANCHORS: SUE HERERA; RON INSANA

REPORTERS: MARY THOMPSON

BODY:

SUE HERERA, co-anchor:

The Department of Justice may be getting involved with the New York attorney general's investigation into illegal trades in mutual funds. With the latest from CNBC's headquarters here's our Mary Thompson.

Hi, Mary.

MARY THOMPSON reporting:

Hi, Sue. Eliot Spitzer's office says the New York attorney general met with Manhattan's US attorney James Comey today. The two spoke about some kind of cooperation between the DOJ and Spitzer's office, though nothing formal was agreed to. But if the Justice Department joins in, lawyers say it ups the stake for--stakes for the mutual fund as well as the hedge fund industries.

Mr. C. EVAN STEWART (Brown, Raysman and Millstein): It clearly does significantly ratchet up the potential of sanctions in this area--both monetarily and from a criminal standpoint. I think the--the issue, really, here is the conduct has been known about for--for quite some period of time.

THOMPSON: Now Spitzer has yet to charge the fund companies, though people close to him say criminal or civil charges will be forthcoming. Last Wednesday in a complaint Spitzer alleged four fund families--like the hedge fund Canary Capital--execute illegal trades. Canary Capital settled with Spitzer for $40 million. Spitzer says that in return for fees, the fund families, like Canary, engage in late-day trades and market (unintelligible) trades. Late-day trades are illegal. They let an investor buy a fund at yesterday's price. And market timing, or time zone arbitrage, involves short-term trades that take advantage of how a fund's underlying shares are priced differently on domestic and foreign exchanges.

Two of the fund families--Banc of America's Nations Funds and Janus Funds--says they are hiring independent experts to determine if their shareholders lost money because of their arrangements with Canary. Both say they will pay restitution to shareholders.

The other two families--the Strong Funds and Bank One's One Group of funds--didn't return calls asking if they too were considering paying restitution.

Now as I mentioned earlier, Spitzer has yet to file charges against any of the fund families, as evidence is still being gathered. But people close to Spitzer say other subpoenas have been issued. So we checked with some of the biggest fund managers. Invesco, Putnam and Vanguard have been subpoenaed and say they are cooperating. And at Fidelity,

Franklin, Templeton, American Funds, American Century funds and American Express funds say they have not been subpoenaed. T. Rowe Price and Merrill Lynch had no comment.

Charles Schwab says it hasn't received a subpoena from Spitzer's office, but it did say it's been included in an SEC examination into trading activity in mutual funds. Spitzer says the illegal trades have cost investors billions of dollars. And that final number remains a question mark. But it is expected that the industry will pay in part through increased regulation.

Morningstar--Russ Kinnel was telling me earlier that we are expecting that--that Congress and the SEC is going to pass increased resi--regulation for the mutual fund industry. There is one positive for the industry though. Morningstar says it doesn't appear that the probe is prompting investors to pull any money out of funds right now. Back to you.

HERERA: Mary, thank you.

RON INSANA, co-anchor:

Thank you, Mary. Coming next, market insights from top fund manager Quinn Stills. We'll hear from our Street Talk guest about what's boosted the markets in four of the last five sessions.

Then we'll find out who stands to profit from the billions of dollars the president wants for the war on terror.

And later, a new nest for the Eagles. We'll take you there. And much more to come when BUSINESS CENTER comes back.

(Announcements)

LOAD-DATE: September 9, 2003

EXHIBIT D.10

The Dallas Morning News

September 10, 2003, Wednesday SECOND EDITION

SECTION: BUSINESS; Pg. 2D

LENGTH: 476 words

HEADLINE: Invesco cooperating in probe;
Houston firm contacted as part of NY inquiry into trading practices

SOURCE: Staff Writer

BYLINE: BILL DEENER

BODY:

The New York attorney general's office, which is investigating mutual fund trading practices, has contacted Houston-based Invesco Funds Group Inc., the company said Tuesday.

In a statement on the company's Web site, chief executive Mark H. Williamson said, "As part of this inquiry into mutual fund industry practices, Invesco Funds Group is one of many firms which have been contacted."

He said the company is fully cooperating with Attorney General Eliot Spitzer. Neither Invesco nor the Aim funds, which are both affiliates of Amvescap, were named in the attorney general's complaint last week alleging improper trading activities by Bank of America and several other money managers.

Mr. Williamson's statement said his company is closely following the New York investigation. Mr. Spitzer has alleged that the mutual fund arms of Bank of America and Bank One and mutual fund providers Strong Financial and Janus Capital allowed a New Jersey-based hedge fund, Canary Capital Partners, to profit at the expense of their fund investors.

Hedge funds are lightly regulated, highly secretive investment vehicles, mainly for rich and institutional investors. The attorney general's office alleged that a money manager at Canary Capital was allowed to buy and sell fund shares at a locked-in price after the market had closed and then would trade them the next day for a profit.

Additionally, e-mails released last week by Mr. Spitzer's office indicated that some fund companies provided Canary with more frequent reports on their stock holdings than what was available to regular investors.

Canary used this information to correctly time stock trades. Mr. Spitzer has subpoenaed several other mutual fund companies, including Vanguard Group and Putnam Investments, and as many as 11 other hedge funds. Almost daily, another fund company announces that it is being investigated.

On Tuesday, Eaton Vance Corp., the largest U.S. manager of stock funds designed to minimize taxes, said it expects to receive an inquiry from the attorney general.

"I would venture to say that we and all other significant players will get requests for information," Eaton CEO James Hawkes told Bloomberg News.

Mr. Hawkes said Eaton Vance sells its funds through more than 1,000 broker-dealers, including Security Trust Co. This Phoenix-based trading firm was also involved in some of the Canary trades, according to Mr. Spitzer.

"One of the concerns we all have is, were our shareholders disadvantaged because some of our funds were made available by Bank of America or STC to late trade?" Mr. Hawkes said. "We're in the process of trying to find out."

For Invesco's part, a company spokesman declined to offer any more information beyond Mr. Williamson's statement.

Bloomberg News contributed to this report.

E-mail bdeener@dallasnews.com

LOAD-DATE: September 11, 2003

EXHIBIT D.11

The Houston Chronicle

September 06, 2003, Saturday 3 STAR EDITION

SECTION: BUSINESS; Pg. 1

LENGTH: 1116 words

HEADLINE: Funds with area ties aid industry probe

SOURCE: Staff, Associated Press

BYLINE: SHANNON BUGGS

BODY:

An affiliate of Houston-based AIM Investments has received a subpoena requesting information about after-hours and short-term trading as part of a nationwide investigation into alleged fraud throughout the industry.

Invesco Funds Group, whose funds are distributed by AIM, has been contacted by the New York attorney general's office in connection with an investigation into mutual fund companies allegedly giving improper and illegal preferential treatment to wealthy investors at the expense of ordinary shareholders.

"AIM Investments and its affiliates, which include the AIM and Invesco funds, have policies and procedures in place which are designed to provide for our compliance with applicable laws and regulations," said AIM spokesman Ivy McLemore in an e-mailed statement.

Now, the Securities and Exchange Commission wants to know exactly what Invesco, which is a unit of British asset manager Amvescap, and other fund companies actually do to prevent illegal after-hours trading and minimize frowned-upon short-term trading, known as market timing.

Federal securities regulators have asked most of the nation's mutual fund companies to supply information by Sept. 15 on their policies governing the use of market timing and late trading, an SEC official told the Associated Press on Friday, on condition of anonymity.

If allegations raised by New York Attorney General Eliot Spitzer prove true, the companies will face the maximum civil penalties, officials said.

When asked to describe the policies and procedures Invesco has in place to comply with federal laws and its own internal regulations, McLemore declined to be more specific.

"Because this is an ongoing, fact-gathering process, we're not going to do anything to comment pretty much beyond what I've already told you," he said.

Late Friday, a message attributed to Mark H. Williamson, president and CEO of AIM Investments, was posted on the company's Web site, www.aiminvestments.com. It reads, in part:

"While market timing in the broadest sense has been a very complicated issue for the fund industry to manage for some time, our decision-making process has always been consistent with our commitment to serve the best interests of AIM and Invesco shareholders by encouraging adherence to the highest ethical standards by all segments of our company."

A squeaky-clean image bolstered by claims of being untainted by major scandal for more than 60 years has helped mutual funds become the main investment vehicle for 95 million Americans.

But that trust could easily vanish if Spitzer's suspicions solidify into a credibility scandal that taints many of the country's brand-name financial companies.

"It's so shocking because you can't figure out why these large funds even needed to do this," says Adam Newar, manager of Houston-based hedge fund Eden Capital.

"They are putting their franchises and reputations at tremendous risk for what amounts to small amounts of money."

On Wednesday, Spitzer announced that hedge fund Canary Capital Partners agreed to pay a $ 10 million fine and $ 30 million in restitution to settle charges it made special arrangements with several leading mutual fund families to use improper trading techniques. The funds - Bank of America Corp., Bank One Corp., Strong Financial Corp. and Janus Capital Group - have said they are cooperating with investigators.

Dozens of other mutual fund companies have been subpoenaed in the case, including Van Kampen Funds, which is headquartered in a Chicago suburb but has equity portfolio managers based in Houston; Vanguard Group, the nation's second-largest fund manager; and Fidelity Investments, the No. 1 U.S. mutual fund manager.

All three firms said they are cooperating with investigators.

Denise Voigt Crawford, commissioner of the Texas Securities Board said she is monitoring developments in the case but does not plan to launch a Texas-based investigation.

"There's no reason for us to use taxpayer money to duplicate an investigation," she said. "New York is well positioned to handle the matter."

In Massachusetts, regulators were seeking documents and correspondence related to the use of market timing from the Boston office of Prudential Securities. The firm was subpoenaed for the materials Thursday, a spokesman for Secretary of State William Galvin said.

Prudential said it was cooperating fully with investigators. A Prudential spokesman said the firm's brokers use market timing only with funds that allow it.

Market timing is not illegal. But those who engage in short-term, "in-and-out" trading of mutual fund shares, hurt the returns of long-term investors in the fund because fund managers incur brokerage commissions and other costs in order to handle money moving rapidly in and out of the portfolio.

The mutual fund industry has long held itself as the investment choice for buy-and-hold investors keeping a position in a mutual fund for five years or longer. Therefore, many funds state in their prospectuses that they discourage or prohibit market timing.

But, in light of Spitzer's allegations, it's not clear how many of the funds actually turn away money from short-term timers.

Late trading, which is prohibited by federal regulations and New York's Martin Act, involves purchasing mutual fund shares at the closing price after the New York markets shut down. Mutual fund shares are priced once a day, and under ordinary procedures, shares purchased after 4 p.m Eastern time are held in reserve and sold at the next day's price.

To make sure they do not violate the law, many brokerages and funds set early deadlines for share purchases, giving them enough time to complete orders before the market closes.

However, Spitzer said, in exchange for big-money investments, the mutual funds in the Canary case bent the rules applied to most investors and allowed the hedge fund to make after-hours trades and in-and-out transactions.

This sort of illegal arrangement is widespread within the mutual fund industry, Spitzer's complaint alleged, and could be costing average long-term shareholders billions each year.

According to a 2002 study conducted by Eric Zitzewitz at the Stanford Graduate School of Business, U.S. mutual funds lose $ 4 billion a year because of market timing, which is roughly double the levels from 1989 to 1999.

The allegations have pushed some investors into court. Shareholders of several Janus funds have filed a lawsuit alleging the firm violated its fiduciary duties to customers by making such a deal with Canary. The lawsuit, filed Friday by the New York firm of Bernstein, Liebhard & Lifshitz, seeks damages on losses related to improper late trading.

NOTES: The Associated Press contributed to this report.

LOAD-DATE: September 12, 2003

EXHIBIT D.12

CBS MarketWatch

September 5, 2003 Friday

SECTION: PERSONAL FINANCE; MUTUAL FUNDS

LENGTH: 1936 words

HEADLINE: What's your mutual fund saying about the scandal?

BYLINE: CBS.MarketWatch.com; CBS MarketWatch reporters Luisa Beltran, Jonathan Burton, Greg Morcroft, Carolyn Pritchard, Chris Pummer and David Weidner contributed to this report.

BODY:

SAN FRANCISCO (CBS.MW) -- With New York Attorney General Eliot Spitzer alleging fraud in the mutual fund industry, the 95 million Americans who invest in those funds suddenly have questions.

So we put those questions to the funds. CBS MarketWatch reporters contacted the 20 companies with the most money under management to find out what customer questions or reaction they're getting and whether they can assure investors that their funds were not the victims of fraud.

Here's how they responded (with, in parentheses, the amount of money the company manages for investors):

AIM/Invesco ($57 billion)

Would not specifically answer our questions but referred us to a statement posted Friday afternoon on the http://www.aiminvestments.com/home company's Web site. It says, in part:

"While market timing in the broadest sense has been a very complicated issue for the fund industry to manage for some time, our decision-making process has always been consistent with our commitment to serve the best interests of AIM and INVESCO shareholders by encouraging adherence to the highest ethical standards by all segments of our company.

"We will continue to monitor developments carefully. Meanwhile, we want you to know that we will continue to retain and build upon our fundamental belief that shareholder confidence is our most important asset. -- Mark H. Williamson, President and CEO, AIM Investments"

American Century ($63 billion)

Spokeswoman Beth Randolph Taylor said the company could not respond to our questions in time for this story.

American Express ($50 billion)

Did not return our phone calls.

American Funds ($393 billion)

Spokesman Chuck Freadhoff says the company has gotten calls this week from financial advisers asking if the funds were involved in Spitzer's charges, and "we told them 'no.'"

"We're looking at our files to see if those companies that have been identified by the attorney general have been doing business with us, and we are examining our records as best we can to see if the accounts and the trading appear appropriate," he said. "We're also examining our own policies and procedures in regards to oversight of third parties to make sure were doing everything we can to make sure this type of activity doesn't happen with the American funds.

"One of the things we do as part of our due diligence is to visit third parties. We ask them for audit of their internal controls, to see reports by their outside auditors. The question we have to ask is what else can we do beyond that."

Dreyfus ($51 billion)

Spokeswoman Patrice Kaslowski declined to answer our specific questions and issued this statement: "Dreyfus was not named by the attorney general."

Evergreen ($47 billion)

Christy Phillips, a spokewoman for Evergreen's parent, Wachovia, declined to answer our specific questions but offered this statement: "To our knowledge, we have not received any inquiry about our mutual funds policies or practices. Evergreen has robust policies concerning share purchases after 4pm and in-and-out trading, which we enforce. As a matter of policy, we cooperate with regulators."

Fidelity ($545 billion)

Spokeswoman Anne Crowley said she checked with several of the company's call centers and there was no sign of increased calls from worried investors.

She said the company uses short-term trading fees and other techniques to discourage the kinds of "market-timing" trades Spitzer described. Crowley also said the company is reviewing its relationship with Security Trust, the trade-processing company cited by Spitzer for allowing illegal late-day trades.

Franklin Templeton ($168 billion)

"We have not seen any increase in calls to our service areas regarding this issue," spokeswoman Stacey Johnston said. "Franklin Templeton has been very proactive in our efforts to address market-timing activity in our funds. We reject market-timing trades that we detect and believe are not in the best interest of our fund shareholders. Franklin Templeton's general policy regarding market timing is included in its mutual fund prospectuses, which outlines the specific activities that are covered and the steps that can be taken. Franklin Templeton prohibits late trading activity. "

Johnston said she could not immediately answer questions about the whether the company deals with Security Trust or has determined whether fraudulent trades were made in its funds, but that she was looking into those questions."

Janus ($85 billion)

Janus (JNS), the one company among the top 20 that was specifically named by Spitzer, first issued a letter to investors saying that it was cooperating with the probe and was "reviewing instances where frequent trading may have occurred to ensure that we continue to put the best interests of our fund shareholders first."

Then, late Friday afternoon, the company issued a press release saying it would hire an outside firm to review "whether there was any monetary impact to any funds in which Janus permitted discretionary market-timing arrangements" and would refund any money that shareholders lost because of those arrangements and forfeit any fees it earned from those trades.

Merrill Lynch ($51 billion)

Spokesman Mark Herr declined to respond to most of our questions but did say this when asked whether Meriill Lynch (MER) can assure investors that market-timing trades are not occurring in its funds: "Our policies prohibit market timing."

MFS Investment Management ($71.5 billion)

Spokesman David Oliveri said the company could not immediately reply to our questions but would get back to us. It did not reply in time for this story.

Morgan Stanley ($41 billion)

Did not return our phone calls.

Oppenheimer ($81 billion)

"We decline the invitation to respond," Media Relations Director Gregory Stitt said in an e-mail message.

Pimco ($130 billion)

Did not return our phone calls.

Putnam ($138 billion)

"In response to the current news, we developed additional communication for financial advisors about Putnam's rigorous, long-standing trading policies," spokesman Nancy Fisher said in an e-mail.

"Our policy to protect the funds from excessive trading activity and market timing has been firmly in place since 1997. Our strong controls include short-term trading fees and fair value pricing, along with diligent daily monitoring of trading activity within our funds. We have rigorously adhered to these practices and have enhanced them over time. As a result of these controls, we have revoked trading privileges of those who have violated the policy.

"At no time has Putnam ever established any type of arrangement to allow late trading."

When asked whether her firm's funds might have been manipulated by Security Trust, the trade-processing company cited by Spitzer, Fisher said: "Putnam does its own shareholder servicing, defined contribution participant servicing, custody and fund accounting for the majority of its business. When we work with firms like STC, we rigorously monitor trading activity daily, as part of our stringent market timing controls."

Scudder ($60 billion)

Did not return our phone calls.

Smith Barney ($48 billion)

Did not return our phone calls.

T. Rowe Price ($96 billion)

Spokesman Steve Norwitz said the company has fielded "a few calls from investors" and responded with a detailed statement http://www.troweprice.com/common/indexPopUp/0,3017,lnp%253D10313%2526cg%253D1620%2526pgid%253D9633,00.html on its Web site explaining company policies.

"We certainly don't condone that type of activity and don't allow it in our funds," he said. "We have had procedures in place for years to detect and restrict excessive trading and market timing in our funds. We don't have any exceptions to it. We're just trying to reassure people."

He said the company does have agreements with "intermediaries" that allow orders to be received after the close of the market, based on the assumption that the customer placed that order with the intermediary before the close. "If we see something that looks suspicious, we contact them," he said. "As far as we know its not being abused, but theoretically there are ways to get around the system for people who are dishonest."

He said the company has not had "any direct relationship with Canary Capital, the company at the heart of Spitzer's charges. "We're in the process right now of reviewing all of our relationships with intermediaries just to confirm that no inappropriate transactions have taken place or there has been any excessive trading going on," he said.

Vanguard ($538 billion)

"We simply do not accept after-hours trading," spokesperson Brian Mattes said. "We also have taken five steps over the years to remove any economic value or the ability to engage in any sort of market timing or arbitrage trading of our funds."

The company posted on its Web site http://flagship2.vanguard.com/VGApp/hnw/web/corpcontent/vanguardviews/jsp/VanViewsNCArticlePublic.jsp an extensive Q&A with company chairman Jack Brennan.

Vanguard did not comment when asked about investor reaction since the Spitzer announcement, but it issued a statement listing the steps it takes to prevent questionable trades:
Trading restrictions for all of our funds. We limit the number of exchanges permitted in-and-out of funds, which reduces the potential for trading abuses.
Redemption fees on selected funds. For example, our international funds have a 2% redemption fee on shares held less than 2 months, and many of our sector funds also have redemption fees to deter short-term trading.
Time restrictions on executing trades. Trades executed after the 4:00 p.m. market close receive the next day's net asset value. We also have trading cutoffs for index and certain international funds. Vanguard does not accept Internet or telephone exchanges on these funds between 2:30 p.m. and 4 p.m. Eastern Time on business days.
Screens for large investments into our funds. Moving large amounts of money in and out of funds over short periods of time can disrupt an investment strategy and incur large transaction costs. Our screens help separate assets with a long-term orientation from those that are short-term. In fact, each year we decline tens of millions of dollars we believe is short-term in nature.
Revoking exchange privileges. If an investor exhibits market-timing behavior and does not respond to our notifications to cease the activity, we revoke exchange privileges or take other actions.

Van Kampen ($49 billion)

Spokeswoman Connie Kain said the company could not immediately reply to our questions but would get back to us. There was no additional reply in time for this story.

LOAD-DATE: September 6, 2003

EXHIBIT D.13

Rocky Mountain News (Denver, CO)

September 6, 2003 Saturday Final Edition
Correction Appended

SECTION: BUSINESS; Pg. 1C

LENGTH: 1021 words

HEADLINE: JANUS VOWS RESTITUTION;
MUTUAL FUND COMPANY TO DETERMINE HARM TO FUND SHAREHOLDERS

BYLINE: David Milstead, ROCKY MOUNTAIN NEWS

BODY:

Janus will give the money back.

At the close to a week of withering criticism and at least two shareholder lawsuits resulting from New York Attorney General Eliot Spitzer's bombshell assault on the mutual fund industry, Janus said Friday evening it will determine the economic harm to its fund shareholders and make restitution.

"We have to do what's right for our fund shareholders," Janus CEO Mark Whiston said in a statement. "It's our hope that the measures we're announcing today will help resolve this situation in a way that recognizes the importance of the matter. Most of all, we hope this action demonstrates that Janus is committed to living up to the high ethical standards that our shareholders expect of us."

Janus said the Janus Funds Trustees' audit committee "will hire an outside firm to independently evaluate whether there was any monetary impact to any funds in which Janus permitted discretionary market-timing arrangements."

"To the extent that fund shareholders may have been adversely affected . . . Janus will provide restitution to those shareholders," the company said. "Janus also will return to shareholders in the affected funds all management and advisory fees it received from these market-timing activities."

Spitzer tagged Janus as one of four mutual fund companies - Bank of America, Bank One and Strong Capital the others - that allowed a New Jersey hedge fund, Canary Capital, to time their investments.

Mutual fund prices are calculated once a day, at 4 p.m. Eastern time, and investors are supposed to get their buy and sell orders in beforehand. The rules ensure fair pricing.

But that once-a-day calculation means that funds with international holdings often have stale information going into the price. An investor can exploit the international time differences and U.S. market news to make a quick buy-and-sell profit by flipping a fund in a day.

That takes money away from long-term investors in the fund and can cause unnecessary and expensive portfolio churn, so mutual fund companies, including Janus, say they discourage the practice and have fees or other trading restrictions to prevent it.

Yet Spitzer alleges Janus allowed Canary Capital to time the Janus Mercury and the Janus High Yield funds; in return, Canary parked money in other Janus funds, and Janus collected management fees.

In its Friday night statement, Janus said, "Currently available information indicates that the total investments by these market timers represented less than one-half of one percent of all Janus Capital Group assets, which were approximately $150 billion at the end of July."

That translates into $750 million; a 1 percent management fee on that amount would provide Janus with $7.5 million in revenue, according to Rocky Mountain News calculations.

Janus' mea culpa came after three days of brutal criticism. Janus, trying to recover from its terrible bear-market returns and its growing pains as a new public company, needed the Spitzer news like a whale needs a harpoon.

Curt Weil, a financial planner in California who manages about $70 million, told the Reuters news service that he's not buying any more shares of the funds named by Spitzer and "if there's an admission of guilt on the part of the companies, one price they'll pay is that we're going to get out. . . . My clients trust me to do the right thing with their money, and I trust these companies to do the right thing. This is a breach of that trust."

The New York law firm of Bernstein Liebhard & Lifshitz LLP, assisted by Denver firm Dyer & Shuman, filed suit against Janus in Denver District Court Friday morning. Plaintiff Vivian Bernstein is described as an owner of the Janus Mercury fund, one of the funds Spitzer said Janus allowed Canary to trade improperly. The suit repeats the allegations of the Spitzer complaint.

By Friday's end, New York law firm Abbey Gardy LLP also announced a lawsuit against Janus, Bank One and Strong. Bernstein Liebhard & Lifshitz also filed suit Friday against Strong.

While Janus Capital Group stock recovered slightly Friday, gaining 0.6 percent, it still ranked as the fourth-worst-performer in the Standard & Poor's 500 with a 9.1 percent loss for the week. Chuck Jaffee, a senior CBS MarketWatch columnist, picked Janus stock as the "stupid investment of the week."

"No one wants to invest with a fund company boasting average return prospects, high risks and management that appears to favor big clients over the small investors," Jaffee wrote. "For the average investor, there are better financial stocks out there, ones that come under clear skies instead of the clouds that hang over Janus."

Yet the entire mutual fund industry, heretofore seen as the good guys in the recent wave of corporate scandal, had a cloud Friday as multiple companies, including Denver's Invesco Funds Group, announced they'd been subpoenaed or at least "contacted" by Spitzer.

The Wall Street Journal Friday named Invesco as having been subpoenaed by Spitzer. Spokesmen for Spitzer and for Invesco's sister company, Houston-based AIM Investments, declined to confirm the report.

But AIM posted a message on its Web site Friday acknowledging Invesco "is one of many firms which have been contacted. Invesco Funds Group is fully cooperating with the attorney general on his inquiry."

The Wall Street Journal said Spitzer alleges Bank of America allowed Canary Capital to engage in illegal "late trading" of several Invesco funds. The Journal said that just because Canary Capital bought and sold shares of Invesco funds "didn't automatically mean that (Canary) had agreements with those companies to engage in these timing trades." Still, the newspaper noted, "investigators say that large and frequent trades would tend to be noticed by the fund companies."

The Invesco statement, signed by AIM CEO Mark Williamson, said "our decision-making process has always been consistent with our commitment to serve the best interests of AIM and Invesco shareholders by encouraging adherence to the highest ethical standards by all segments of our company."

NOTES:
milstead@RockyMountainNews.com or 303-892-2648;
Headline p.1A - BUSINESS / JANUS PROMISES RESTITUTION TO INVESTORS IN WAKE OF N.Y. CASE. 1C;

CORRECTION-DATE: September 23, 2003

CORRECTION:
A story on Page 1C and a column on Page 2C on Saturday, Sept. 6, misspelled the name of CBS Marketwatch columnist Chuck Jaffe.

LOAD-DATE: September 24, 2003

EXHIBIT D.14

Rocky Mountain News (Denver, CO)

September 9, 2003 Tuesday Final Edition

SECTION: BUSINESS; Pg. 2B

LENGTH: 856 words

HEADLINE: E-MAIL MAY IMPLICATE JANUS;
COMPANY POSSIBLY KNEW CLIENTS WERE TIMING TRADES;
SKIRTING THE RULES FOR PROFIT

BYLINE: David Milstead, ROCKY MOUNTAIN NEWS

BODY:

Janus knew in June of at least five clients who were timing or planned to time trades in the company's mutual funds, according to an internal e-mail obtained by New York Attorney General Eliot Spitzer.

The Janus e-mail, found during Spitzer's investigation into the mutual fund industry, is part of more than 200 pages of supporting documents Spitzer's office has released as it makes its case that illegal or unethical trading is victimizing mutual fund investors.

Spitzer's investigation of New Jersey hedge fund Canary Capital ensnared Janus and three other mutual fund companies - Bank of America, Bank One and Strong Capital. Spitzer has subpoenaed or contacted many other companies, like Vanguard or Denver- based Invesco Funds Group, according to those companies' disclosures.

Yet the Janus e-mail - coupled with Janus' Friday-night announcement that it will make restitution to its long-term shareholders for any economic damage from market timing - suggests the practice of allowing timing of the Janus funds extended well beyond the Denver company's relationship with Canary Capital.

In the statement, Janus said, "It's important to note that this is not a widespread issue at Janus. In fact, we believe that the total investment by discretionary timers equals less than one-half of one percent (0.5 percent) of Janus' total assets under management."

Janus reported $152 billion in assets under management Monday, a 1.6 percent increase from July. If timers have less than 0.5 percent, the timers have about $750 million at Janus.

That's a great deal more than the $10 million to $50 million Janus e-mails suggest Canary wanted in April to put into additional timing investments, a plan that was never consummated.

An e-mail June 3 between two Janus employees - Spitzer's office blacked out their names, leaving them anonymous - surveyed Janus' timing relationships. The e-mail suggested at least five Janus clients had permission to time or felt they had permission to time.

But all the clients had different allowances. "We are all over the board. There is no consistency. It is the wild west out there," the employee wrote.

One client "is trading about $37 million in chunks of $15 million, $15 million and $7 million," the employee said. The client is allowed timing trades 12 times a year.

Another client "has permission to trade 1 percent of fund assets in any fund (two times per month), but he wants 3x/mo," the employee wrote.

By June 11, as the discussion continued, at least a dozen employees were aware of a draft of timing parameters, according to an e-mail.

A client who intended to time needed to have a minimum of $10 million in assets in Janus funds, with 50 percent of those assets "static," or not involved in the timing trades. No more than 1 percent of total fund assets could be moved in a single day, and a timer was limited to 12 "round trips" a year.

The Janus employee who presented this draft to 11 others receiving the e-mail said, "Our stated policy is that we do not tolerate timers" but " when pressed and when we believe allowing a limited/controlled amount of timing activity will be in (Janus') best interests" - which the employee defined as "increased profitability to the firm" - "we will make exceptions."

It's not clear if any Janus portfolio managers participated in the discussion. "The purpose of this is to control timing so that it does not become a hindrance to the portfolio manager," the e-mail continues. "If properly controlled, it should be invisible to the (portfolio manager)."

Janus CEO Mark Whiston said Friday that an outside adviser would determine the economic harm to shareholders, and Janus would return that amount, as well as any fees from the market timers, to the shareholders.

"The fact is, Janus has been a devoted champion of individual investors for over 34 years," Whiston said.

Janus spokeswoman Jane Ingalls said Monday, "We take the attorney general's investigation extremely seriously and are committed to doing what's right for our shareholders."

On Monday, Bank of America joined Janus in promising restitution to its shareholders.

INFOBOX

Skirting the rules for profit

Mutual fund prices are calculated once a day, at 4 p.m. Eastern time, and investors are supposed to get their buy and sell orders in beforehand. The rules ensure fair pricing.

But that once-a-day calculation means that funds with international holdings often have stale information going into the price. An investor can exploit the international time differences and U.S. market news to make a quick buy-and-sell profit by flipping a fund in a day.

That takes money away from long-term investors in the fund and can cause unnecessary and expensive portfolio churn, so mutual fund companies, including Janus, say they discourage the market-timing practice and have fees or other trading restrictions to prevent it.

Yet Spitzer alleges Janus allowed Canary Capital to time the Janus Mercury and the Janus High Yield funds; in return, Canary parked money in other Janus funds, and Janus collected management fees.

NOTES:
milstead@RockyMountainNews.com or 303-892-2648. Listen to David Milstead on "The State of Colorado" at 8 a.m. Friday on KRNC-AM (1150).;
SEE END OF TEXT FOR INFOBOX

LOAD-DATE: September 10, 2003

EXHIBIT D.15

The Denver Post

September 10, 2003 Wednesday FINAL EDITION

SECTION: DENVER & THE WEST; Pg. B-06

LENGTH: 555 words

HEADLINE: EDITORIAL Fund companies traded trust

BODY:

Few Wall Street scandals have the potential to affect average investors and middle-class employees as much as the brouhaha hitting the mutual fund industry.

Colorado firms Janus and Invesco could be dragged into the mess.

More than half of all U.S. households own mutual funds, a figure that dwarfs the number of Americans who held stock in the individual companies implicated in earlier scandals. Since mutual funds got much of that investment money through 401(k) plans, the retirement programs for millions of Americans could be affected by investigations into possible mutual fund wrongdoing.

(The Denver Post's 401(k) plan includes some Janus and Invesco funds, as well as others.)

The fund companies may not have been playing fair with the average investors who provide their bread-and- butter business, alleges New York's attorney general, Eliot Spitzer. Last week, Spitzer settled a $ 40 million civil case against Canary Capital Partners, two affiliates and its top manager. Spitzer claimed the hedge fund illegally traded mutual fund shares to get an advantage over other investors.

If Spitzer's claims are right, then some of the biggest names in the financial business allowed some of the smarmiest practices around. One, called 'late trading,' involves buying and selling shares after the official close of business, and is illegal under New York and federal law. Spitzer says Bank of America, one of the country's largest mutual fund firms, permitted late trades.

Spitzer also said Canary made quick profits by jumping in and out of funds without paying the penalty imposed on other investors who do 'market timing.' But Canary couldn't have carried out the plan without help. In fact, e-mails that Spitzer collected from Janus show that Janus let at least five companies do market timing. Although the practice isn't illegal, Janus had told average investors that it discouraged the practice.

The legal question isn't about market timing itself. It's if Janus had two sets of rules: one for its favorites, the other for everyone else. Assets worth $ 650 million to $ 750 million may have been tainted by the trades. That's peanuts to the mammoth Janus - just a half of one percent. But to average investors who entrusted Janus with their hard- earned dollars, it's serious money.

Spitzer said future cases against mutual funds are 'a near certainty' and asked Janus, Invesco's parent company and several other mutual fund firms for more information. The U.S. attorney for New York launched an inquiry. Investors have filed class-action suits.

Neither Janus nor Invesco have been charged with a crime, nor has Spitzer filed civil complaints against them. Janus said it will make amends if its own probe shows investors lost money because of the questionable trades.

What's really at risk, though, is the multibillion-dollar industry itself - a business built on trust as much as share prices. If investors think fund executives lied, they may take their marbles and go play the investing game somewhere else.

The brightest bulbs in the financial business forgot an old Wall Street truth: Bulls make money. Bears make money. Hogs get slaughtered.

LOAD-DATE: September 10, 2003

EXHIBIT D.16

Barron's

September 8, 2003 Monday

SECTION: MUTUAL FUNDS; Fund of Information; Pg. F2

LENGTH: 2509 words

HEADLINE: The Unlevel Playing Field: At some mutual funds, big investors got big breaks

BYLINE: By Erin E. Arvedlund

BODY:

The mutual-fund industry still has $7 trillion in assets. It also has 95 million confused, angry investors.

For years, the industry urged Americans to "buy-and-hold." Don't try to time the stock market, investors were told. Redemption fees discouraged the little guy from looking for such near-term opportunities -- slapping, in effect, fines of up to 2% or more on those who trade in and out of their funds regularly.

Now, it turns out there may be a double standard -- depending on how much you have to invest.

New York State Attorney General Eliot Spitzer last week alleged that mutual-fund companies had allowed billion-dollar hedge funds to do two things Mom-and-Pop investors cannot. One was legal, but ill-advised (trade rapidly in and out of mutual funds, while shorting the stocks in those same funds' portfolios). The other was outright fraud (engage in after-hours day-trading of mutual-fund shares).

What's worse, the trades were risk-free for hedge fund Canary Capital Partners, a low-profile, $1-billion shop with stellar, double-digit returns. While stocks were careering downward in 2000, Canary earned 49.5%. In 2001, it gained 28.5%; in 2002, 15% -- all net of fees.

Canary's secret, according to Spitzer: buying or selling mutual funds after the market closed, at that day's price. Normally, anyone buying shares after the close would pay whatever the fund closed at the following day. Canary's trades often followed a material news event sure to move prices in the next trading session. Spitzer rightly likened Canary's strategy to "betting on yesterday's horserace."

Vanguard founder and fund sage, Jack Bogle, asks: "What were the fund companies thinking?" Here's what: More assets equal more fees, more profits to the management company and. for the public fund firms, a higher stock price.

Edward Stern, son of a prominent New York real-estate magnate, Leonard Stern (namesake to New York University's Stern School of Business) founded Canary Capital, which, without admitting or denying guilt, settled with Spitzer's office and paid $40 million in fines and restitution. Other mutual- and hedge-fund firms have been subpoenaed, including Vanguard and Millennium Partners, although it's not clear whether they were involved in the strategy.

According to the attorney general's complaint, Janus, Banc One, Bank of America and private firm Strong, among others, let Stern's hedge fund trade in-and-out of their mutual funds at will -- for a price. By July 2003, Stern had relationships with as many as 30 fund companies, although not all are named. (To read the complaint, filed in New York Supreme Court, visit Spitzer's Website (www.oag.state.ny.us/).

Bank of America, for example, let Canary trade certain of its Nations brand of funds -- such as Nations Convertible, Nations Emerging Markets, Nations International Equity and Nations Small Cap. Then, dollar-for-dollar, Canary would park assets in other Nations funds to make up for the money racing in and out. Bank of America even extended Canary Capital a $300 million line of credit, on which Stern paid a generous interest rate.

Bank of America allegedly helped Canary short stocks owned by some Nations funds it was timing. To do so, Canary paid additional derivatives trading fees. Bank of America allegedly even set up a special trading connection to handle Canary's many orders after the close of trading.

Mutual-fund managers are paid a percentage of assets, and so might benefit by having hedge funds bulk up their funds. But according to Spitzer, many were "enraged" by fund timers, who were catered to by the sales side of these fund complexes, but who would regularly yank assets out, disrupting portfolio strategies.

E-mails from the Canary complaint show that some portfolio managers had no idea their funds were being rented out. Janus employees would work hard "to control timing so it does not become a hindrance to the portfolio manager. If properly controlled, it should be invisible to the PM" at funds such as Janus Mercury.

Strong, according to the complaint, insisted that Canary be invested in its funds "on the last day of the month if they invested at the first day of the same month" -- possibly to avoid detection by compliance. Among the funds Strong made available were Strong Growth, Strong Growth 20, Strong Advisor Mid Cap Growth, Strong Large Cap Growth and Strong Dividend Income. At the same time, Strong allegedly was asking Canary for money to seed a new hedge fund.

Jerry Paul, who left the Invesco High Yield Fund in 2001 to launch Quixote Capital, a hedge fund in Greenwood Village, Colo., recalls regularly battling big money flows from timers when he was running the high-yield bond portfolio. "It was a pain in the neck, always large flows in and out, and never at really opportune times," he says. "The sales guys wanted the assets, and the deal was they would move them" from the bond portfolio to a stock or other fund. "While it caused me a lot of trouble, they got to keep assets in-house and bill on them." Finally in the late 1990s, at his insistence, "we threw them out."

Advisers all over the country are probably trying to decide whether to keep or dump the funds named in the complaint. "We have already begun the process of selling Janus High Yield and begun searching for a replacement for Janus Balanced," says Tom Meyer of Meyer Capital in TKKKK.

However, Mark Constant, an asset-management analyst at Lehman Brothers, estimates that "potentially ill-gotten profits [which translate into losses for other clients] are unlikely to exceed $100 million, let alone the billions some have suggested." In short, he says, the practice may not be widespread. "We expect mutual funds to remain the preferred investment vehicle for most individuals. . . .

Thus, Constant has "overweight" ratings on stocks of several fund purveyors, including Franklin Resources, AMG, Federated and BlackRock.

Spitzer repeatedly uses the phrase "market timing" to refer to what Stern's hedge fund was doing. But, if the complaint is accurate, Canary was really cheating the system. The fancier, but correct, name for what up to now has been a legitimate strategy is "time zone arbitrage," in which investors take advantage of stale prices, for example, in values of U.S. stocks traded overseas. One estimate is that $30 billion is chasing this strategy.

It works this way: The net asset value of the funds are based on the U.S. stock market close -- and fund arbs take advantage of pricing delays.

The most lucrative short-term fund arbitrage is in international funds, according to Eric Zitzewitz, an associate professor at the Stanford Graduate School of Business. His October 2002 paper on the subject found that investors in funds focusing on particular regions, such as Europe or Asia, lost about 1.6% of their assets per year to market timers. In total, the cost was $4 billion annually. Others, like Jason Greene at the University of Georgia, estimate the cost to investors at $1 billion annually.

How do other investors suffer? If a timer buys at the last moment and takes part of buy-and-hold investors' upside when the market rises, the next day's net asset value is reduced for those still in the fund. Conversely, if the timer shorts on bad days, his arbitrage magnifies losses experienced in a declining market.

Long-term investors don't know this is happening. Say the news overnight is that European markets went up by 25%, yet their mutual fund rose only 20%. Where did the money go? Explains Geert Rouwenhorst, a professor of finance at Yale: "It disappeared into the pockets of the short-term trader, who realized that the mutual fund had mispriced its shares. The short-term trader walks away with a quick return, leaving behind the long-term shareholders of a mutual fund that is underperforming its benchmark."

Fund directors simply have to look at flow data to figure out if their fund is the target of market timers. In Nations Equity International (see chart), the data show assets increasing and decreasing symmetrically by hundreds of millions of dollars each month, although strangely, the fund's assets stayed roughly flat. A huge change in flows either up or down is normal, says Max Rottersman, founder of FundExpenses.com. But between April and September 1999, at least $150 million was moving back and forth every month in Nations International Equity.

Other clear danger signs are share-turnover in excess of 8%, he adds. "Only a market-timer would hold any equity fund for less then a year. If more than 8% of a fund's assets are being sold and redeemed on a consistent monthly basis without a corresponding change in overall net assets, then the fund is behaving abnormally," Rottersman says.

Between April and September 2000, an average of $250 million moved back and forth in the $1 billion Nations International Equity fund each month. Thus, every four months, it had the equivlanet of 100% portfolio turnover. "At 25% per month, this fund is well above the 8% warning line -- a clear sign to any conscientious trustee."

Timing has garnered support from some strange places.

"I am alarmed by mutual funds' increasingly discriminatory practices toward market timers," U.S. Rep. Thomas Tancredo, a Colorado Republican, wrote on Sept. 13, 2001, to then-SEC Chairman Harvey Pitt. In Tancredo's view, investors should have the flexibility to "switch amongst funds at will." According to his letter, written just two days after the terrorist attacks in New York and Washington, Tancredo had been burned by back-end loads fees imposed on timers by Alliance Capital.

Timing is legal, but Bogle says, "it shouldn't be done on long-term shareholders' nickel. It's a breach of fiduciary duty."

Academics say that using the right prices to value mutual funds is the way to close the loophole allowing mutual fund timing, or arbitrage, to go on so long.

In their paper, "Day Trading International Mutual Funds: Evidence and Policy Solutions," Yale professors Rouwenhorst and William Goetzmann suggest a method, known as "fair value pricing." Some fund firms already use it.

(MORE)

Both ITG and FT Data Interactive have come up with systems for such pricing. And among FT Data Interactive's customers are Delaware Investments, Safeco, ING Funds, Eaton Vance, and J.P. Morgan Fleming. In addition, American Funds and T. Rowe Price have developed their own fair-value pricing tools, says Geoff Bobroff, a fund consultant in East Greenwich, R.I. But any system is likely to be controversial.

Higher redemption fees, says Rouwenhorst, "are not a solution. Mutual funds increasingly are competing with ETFs, which don't have this problem of stale prices. There's no fighting the symptoms, just fixing the prices."

The charges by Spitzer could undermine the basic trust between mutual funds and their investors -- the covenant that every shareholder is on a level playing field. It could also lead to some nasty investor lawsuits against the fund companies implicated in the hedge-fund scandal.

The SEC has pledged to support Spitzer's review. But, Bogle says the agency "should be embarrassed by this." And Spitzer? "He should get the mutual funds medal of honor."

E-mail: erin.arvedlund@barrons.com

Scoreboard

Gainful Week

-- Domestic diversified funds climbed 2.46% in the week ended Thursday, while the broad market rose 2.51%, according to Lipper. Of the major investment styles, small-cap growth, core and value funds beat the market, advancing 3.32%, 3.05% and 2.75%, respectively. Of the 25 largest funds, Fidelity Low-Priced Stock was up 3.11%, and Fidelity Magellan, 2.48%. But Vanguard GNMA lost 0.12%.

-- Jack Willoughby

	One Week	Year-to-Date
U.S. STOCK FUNDS	2.46	22.36
U.S. BOND FUNDS	0.10	3.85
TOP SECTOR / Latin American Funds	4.46	35.93
BOTTOM SECTOR / Target Maturity Funds	-1.35	-2.76

THE WEEK'S TOP 10

Fund Investment Objective	One Week	Year-to-Date
Apex Mid Cap Gro Small Cap Core	8.61%	127.78%
Winslow Green Growth Small Cap Growth	8.40	88.95
Thurlow Growth Small Cap Growth	7.25	34.14
Matthews Asian Japan Japanese	7.22	38.04
ProFunds Technology Inv Technology	7.17	57.23
ProFunds Wireless Inv Telecommunication	7.14	44.50
Ameristock Focus Val Mid Cap Value	7.11	24.10
ProFunds UltraSm-Cap Inv Small Cap Core	6.88	72.77
Reynolds Fund Multi Cap Core	6.87	100.00
ProFunds UltraJapan Inv Japanese	6.82	49.69

THE WEEK'S BOTTOM 10

Fund Investment Objective	One Week	Year-to-Date
Rydex Dynamic Vn 100 H Spec Dvsfd Equity	-6.07%	-55.74%
ProFunds UltSht OTC Inv Spec Dvsfd Equity	-5.93	-55.43
ProFunds UltraBear Inv		

Spec Dvsfd Equity	-5.00	-32.93
Rydex Dynamic Tm 500 H Spec Dvsfd Equity	-4.95	-32.90
Oppenheimer Rl Asset A Specialty & Misc	-3.87	9.71
ProFunds Sh SC Inv Spec Dvsfd Equity	-3.31	-28.01
Potomac OTC/Short Inv Spec Dvsfd Equity	-3.04	-33.28
Rydex Arktos Inv Spec Dvsfd Equity	-3.00	-31.54
ProFunds Sh OTC Inv Spec Dvsfd Equity	-2.96	-31.88
Amer Cent T2025 Inv Target Maturity	-2.88	-6.78

THE LARGEST 10

Net Assets (billions) Investment Objective	3-Year* Return	1-Week Return	YTD Return
Vanguard 500 Index Inv $65.900 S&P 500 Funds	-10.88%	2.54%	18.19%
Fidelity Magellan Fund 62.510 Large Cap Core	-12.31	2.48	16.46
American Funds ICA A 50.956 Large Cap Core	-2.78	1.64	14.48
American Funds Wsh A 47.911 Large Cap Value	2.28	1.88	14.45
PIMCO Total Return Inst 40.500 Intmd Inv Grade	8.89	-0.02	1.94
American Funds Gro A 39.077 Multi Cap Growth	-9.78	1.61	22.96
SPDR Trust 1 37.448 S&P 500 Funds	-11.07	2.54	18.10
Fidelity Contrafund 31.161 Multi Cap Growth	-5.23	1.82	17.41
Fidelity Gro & Inc 28.296 Large Cap Core	-8.00	2.56	11.81
American Funds Inc A			

25.891	Income	6.35	1.28	12.90

*Annualized. Through Thursday.

Source: Lipper

For Barron's subscription information call 1-800-BARRONS ext. 685 or inquire online at
http://www.barronsmag.com/reader.html

.

(END)

NOTES:
PUBLISHER: Dow Jones & Company

LOAD-DATE: December 17, 2004

EXHIBIT D.17

The Boston Globe

September 25, 2003, Thursday ,THIRD EDITION

SECTION: BUSINESS; Pg. E4

LENGTH: 789 words

HEADLINE: CHUCK JAFFE YOUR MONEY;
Chuck Jaffe is a senior columnist at CBS Marketwatch. He can be reached at jaffe@marketwatch.com or at P.O. Box 70, Cohasset, MA 02025-0070.;
YOUR RETIREMENT PLAN COULD PERSONALIZE THE FUND SCANDAL

BYLINE: BY CHUCK JAFFE

BODY:

Most investors have been watching the current mutual fund scandal, but they haven't felt touched by it.

That's almost certainly about to change for people whose retirement plans own funds from firms ensnared by regulators.

The fund industry is in the middle of what may be its most challenging dilemma in 80 years.

About three weeks ago, Eliot Spitzer, New York state's attorney general, leveled charges against a hedge fund, alleging that several fund companies gave the firm a variety of trading privileges that range from just plain wrong to flat-out illegal.

Since Spitzer's allegations, the busiest people in the fund industry have been process servers, who have been dropping subpoenas on virtually any fund executive with the temerity to answer a knock at the door.

Morningstar Inc., the influential Chicago-based fund-rating firm, recommended a week ago that investors avoid investments in the mutual funds of the NationsFunds, Banc One, Janus, and Strong families. The firm noted these fund groups had been named in Spitzer's complaint and said they shouldn't be considered investment options until they prove they are putting shareholders first.

That creates a dilemma for a lot of individual investors. They're fairly certain their domestic growth or balanced and bond funds were unaffected by the trading allegations - which were limited mostly to the international funds in the firms - and they don't necessarily want to change.

The fund firms haven't been formally charged with breaking the law, and they certainly haven't been convicted of anything. And it should be noted that a subpoena is merely a request for information, not an automatic indication that a company's under investigation.

By the same token, the number of subpoenas being tossed at the fund industry further confuses the issue. Several investors noted in e-mails that they were prepared to follow Morningstar's recommendation, until they read that the firms to which they were planning to make a change - most notably the Vanguard Group - had been on the receiving end of subpoenas.

That what-to-do-next confusion is about to get a little worse.

While an individual investor can make a case for staying in any of the fund groups implicated by Spitzer - and I noted last week that the key question for investors is "Would I buy this fund again today?" - corporate entities will have a much harder time of it.

The person overseeing the 401(k) plan can't necessarily afford to wait for legal judgments before making a move.

In the past week, I have talked to any number of 401(k) plan administrators and benefits coordinators. If their benefits package currently offers funds from the affected groups, they all see themselves making a change in the near future.

The thinking runs this way: "If there is a hint of scandal at these fund firms and I do not kick them out of the plan, then when the next problem occurs, employees will be suing me for not protecting them."

That's not a risk most companies are willing to take.

The result is that if you have the four implicated firms in your retirement plan, you can almost bet that a change is coming.

It makes no difference whether you want the change or not (and it won't have any tax impact, since changing funds within a tax-advantaged account has no tax implications), you can pretty much count on your employer making a move.

The result is an unusual opportunity to improve your investment options.

Given the scandal, telling the brass that you want a better plan with more investment choices from a wider array of fund providers may get some results.

After all, employers will want to couch their changes in terms such as "We're upgrading your retirement plan!"@CAPT. . .

Katy is one of the many investors who has written in the last two weeks trying to decide how to handle the funds involved in the scandal.

She was ready to unload her Janus funds in favor of Vanguard when she read about that firm being included in the subpoenas. (She also read about Invesco, Fleet, Putnam, and others, although none of those firms were included in Spitzer's complaint. It's important that investors don't jump to conclusions or try to outguess the investigators here.

Ultimately, that leaves investors like Katy trying to figure out just where their favored companies are going to fall. There won't be a right answer until we're viewing this situation in our rear-view mirror.

But jumping in and out of funds for reasons that have nothing to do with the market or investment strategy is considered an almost sure-fire formula for disaster, so investors need to be careful not to make the fund industry's bad situation something much worse for their own portfolio.

LOAD-DATE: September 26, 2003

EXHIBIT D.18



New York AG trains his guns on America's MFs.

864 words
18 September 2003
The Economic Times
English

Until recently, it had seemed that America's mutual funds were safe from the scandals that have tainted much else in the country's financial industry. Yes, lower share prices had taken a toll on assets under management and thus on fund managers' fees. But investors' anger over their losses was focused on those who sold equities - the company bosses who issued misleading financial statements and the investment banks that peddled the stock - not the fund managers who bought them. Indeed, with the rebound in share prices, Americans have once again been pouring money into equity funds. Total assets under management were $6.9 trillion in July, $800bn more than last September's trough. Now, however, the mutual-fund industry's integrity is on trial. On September 3, Eliot Spitzer, the publicity-hungry attorney-general (AG) of New York state, announced a $40m settlement with Canary Capital, a small hedge fund run by Edward Stern, heir to a pet-food fortune (who admitted no guilt).

Mr Spitzer's original complaint was laden with allegations about four mutual-fund firms that have not yet been charged - Bank of America, Bank One, Janus and Strong Capital - with a vague promise of more to come. Mr Spitzer's complaint is that Mr Stern was allowed to trade shares in funds in one or both of two ways that were advantageous for him and them, but costly for other investors. The first is "late trading": the placing of buy or sell orders after fund prices are set at the end of the trading day, in order to profit from news about companies whose shares are held by the fund. This is illegal. The second, "market timing", exploits the gap between the setting of fund prices and movements of underlying security prices in foreign or illiquid markets. The legality of this is murky. The fund-management firms went along, says Mr Spitzer, because they wanted fees from Mr Stern - directly, and from other business he put their way - at the expense of other shareholders in the funds. All this strikes at the heart of fund managers' fiduciary responsibilities. Unlike investment banks, the target of Mr Spitzer's previous crusade, mutual funds have clear loyalties in law. On Wall Street, conflicts of interest are all but inevitable, because investment banks both issue and buy securities. Mutual funds, however, are supposed to serve only their fundholders. This might mean that Mr Spitzer finds it easier to build a case against the mutual-fund industry - or some companies in it - than he did against the investment banks. How much might investors have lost? Mr Spitzer cited research by Eric Zitzewitz, of Stanford University. This suggests that the returns of investors in affected funds might be cut by at most two percentage points a year. The total damage across the whole industry, thinks Mr Zitzewitz, might be $5bn. This is a large sum, but still less than 0.1% of mutual-fund assets. The real damage may be to the industry's reputation. A number of prominent funds may have put aside their standards in order to gain lucrative business. "Marketing issues overwhelmed the fiduciary obligations for managing money," says Barry Barbash, a lawyer at Shearman & Sterling, former head of investment management at the Securities and Exchange Commission (SEC). Worse, Mr Spitzer's complaints are not the first: in July the state of Massachusetts charged Morgan Stanley over inducements to its sales force to push costly in-house funds. Nor might Mr Spitzer's complaints be the last. His investigation has apparently spurred other regulators to act. On September 8, officials from the SEC visited a Boston office of Prudential Securities; shortly after the SEC's call, Prudential received a subpoena from Mr Spitzer. Although the SEC applauded Mr Spitzer's strike against the mutual-fund industry, there is rivalry beneath the surface. The SEC looked flat-footed when Mr Spitzer was beating up the Wall Street banks. His complaint against mutual funds was probably helped by a tip: federal prosecutors are almost certainly riled by the thought that he got it first because he seemed more willing to act. Mr Spitzer's style is to settle with his adversaries rather than to test his case in court. That may suit fund-management firms too. Three out of the four firms named by him - Bank of America, Bank One and Janus - concede that there may have been improper trades. If there were, they say, they will repay investors' losses. The fourth, Strong, is conducting a review. Most other leading mutual-fund firms have been asked for information by regulators. A handful are reported to have received subpoenas from Mr Spitzer. These include BlackRock, Invesco, Legg Mason, Federated Investors and Vanguard. How should they respond? When Mr Spitzer was hunting Wall Street's banks, the usual response from firms invited to supply information to regulators was a carefully worded promise of co-operation with the authorities and a careful internal review. There was often a hint of contrition, and sometimes more than a hint, but of course no admission of guilt. The Economist.

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EXHIBIT D.19



Dow Jones & Reuters

PIONEER PRESS
Found on TwinCities •com

BUSINESS

Most fund firms in probe

BY MARCY GORDON
Associated Press
529 words
6 September 2003
St. Paul Pioneer Press
1C
English

WASHINGTON -- Federal securities regulators are seeking information from most of the nation's mutual fund companies as part of a new inquiry into after-hours and short-term trading following a complaint from New York's attorney general alleging widespread fraud in the industry.

The Securities and Exchange Commission has asked the companies to supply information by Sept. 15 on their policies governing the use of market timing and late trading, an SEC official said Friday on condition of anonymity. If allegations raised by New York Attorney General Eliot Spitzer prove true, the companies will face the maximum civil penalties, officials said.

Spitzer announced Wednesday that hedge fund Canary Capital Partners had agreed to pay $40 million to settle charges that it made special arrangements with several leading mutual fund families to use the improper trading techniques. The funds -- Bank of America Corp., Bank One Corp., Strong Financial Corp. and Janus Capital Group -- have said they are cooperating with investigators.

Dozens of other mutual fund companies have been subpoenaed in the case, including Vanguard Group, the nation's second-largest fund manager, and Invesco Funds Group, a subsidiary of British asset manager Amvescap. Both firms said they were cooperating with investigators.

Market timing is a technique involving short-term, "in and out" trading of mutual fund shares, which is detrimental for the long-term shareholders for whom mutual funds are designed. While not technically illegal, the practice is prohibited by many mutual funds.

Late trading, which is prohibited by federal regulations and New York's Martin Act, involves purchasing mutual fund shares at the closing price after the New York markets shut down. Mutual fund shares are priced once a day, and under ordinary procedures, shares purchased after 3 p.m. Central -- when the markets close -- are held in reserve and sold at the next day's price.

In exchange for big-money investments, Spitzer said, the mutual funds in the Canary case bent the rules applied to most investors and allowed the hedge fund to make after-hours trades and "in and out" transactions. This sort of illegal arrangement is widespread within the mutual fund industry, Spitzer's complaint alleged, and could be costing average long-term shareholders billions each year.

Upon hearing Spitzer's announcement, SEC Chairman William Donaldson condemned the alleged misconduct as "reprehensible" and said it further illustrated the importance of his agency's ongoing review.

The allegations also outraged investors. Shareholders of several Janus funds have filed a lawsuit alleging the firm violated its fiduciary duties to customers by making such a deal with Canary. The lawsuit, filed Friday by the New York firm of Bernstein, Liebhard & Lifshitz, seeks damages on losses related to improper late trading.

In Massachusetts, regulators were seeking documents and correspondence from the Boston office of Prudential Securities Inc. related to the use of market timing. The firm was subpoenaed for the materials Thursday, a spokesman for Secretary of State William Galvin said.

Prudential said it was cooperating fully with investigators. A Prudential spokesman said the firm's brokers use market timing only with funds that allow it.

Document STPL000020030906dz960000p

EXHIBIT D.20



Business News

Hedge-fund inquiry expands; Probe widens to most mutual-fund companies

By Marcy Gordon, Associated Press
551 words
6 September 2003
The Oakland Tribune
English

WASHINGTON -- Federal securities regulators are seeking information from most of the nation's mutual fund companies as part of a new inquiry into after-hours and short-term trading after a complaint from New York's attorney general alleging widespread fraud in the industry.

The Securities and Exchange Commission has asked the companies to supply information by Sept. 15 on their policies governing the use of market timing and late trading, an SEC official said Friday on condition of anonymity.

If allegations raised by New York Attorney General Eliot Spitzer prove true, the companies will face the maximum civil penalties, officials said.

Spitzer announced Wednesday that hedge fund Canary Capital Partners had agreed to pay $40 million to settle charges that it made special arrangements with several leading mutual fund families to use the improper trading techniques.

The funds -- Bank of America Corp., Bank One Corp., Strong Financial Corp. and Janus Capital Group -- have said they are cooperating with investigators.

Dozens of other mutual fund companies have been subpoenaed in the case, including Vanguard Group, the nation's second-largest fund manager, and Invesco Funds Group, a subsidiary of British asset manager Amvescap.

Both firms said they were cooperating with investigators.

Mutual fund giant Franklin Resources of San Mateo said Thursday that it hadn't been contacted Spitzer's office.

Market timing is a technique involving short-term, "in and out" trading of mutual fund shares, which is detrimental for the long-term shareholders for whom mutual funds are designed. While not technically illegal, the practice is prohibited by many mutual funds.

Late trading, which is prohibited by federal regulations and New York's Martin Act, involves purchasing mutual fund shares at the closing price after the New York markets shut down. Mutual fund shares are priced once a day, and under ordinary procedures, shares purchased after 4 p.m Eastern are held in reserve and sold at the next day's price.

In exchange for big-money investments, Spitzer said, the mutual funds in the Canary case bent the rules applied to most investors and allowed the hedge fund to make after-hours trades and "in and out" transactions. This sort of illegal arrangement is widespread within the mutual fund industry, Spitzer's complaint alleged, and could be costing average long-term shareholders billions each year.

Upon hearing Spitzer's announcement, SEC Chairman William Donaldson condemned the alleged misconduct as "reprehensible" and said it further illustrated the importance of his agency's ongoing review.

The allegations also outraged investors. Shareholders of several Janus funds have filed a lawsuit alleging the firm violated its fiduciary duties to customers by making such a deal with Canary. The lawsuit, filed Friday by the New York firm of Bernstein, Liebhard & Lifshitz, seeks damages on losses related to improper late trading.

In Massachusetts, regulators were seeking documents and correspondence from the Boston office of Prudential Securities Inc. related to the use of market timing. The firm was subpoenaed for the materials Thursday, a spokesman for Secretary of State William Galvin said.

Prudential said it was cooperating fully with investigators. A Prudential spokesman said the firm's brokers use market timing only with funds that allow it.

Document OKLD000020030906dz9600011

EXHIBIT D.21

Philadelphia Inquirer

September 6, 2003 Saturday CITY-D EDITION

SECTION: BUSINESS; Pg. C01

LENGTH: 764 words

HEADLINE: Vanguard subpoena shocks industry;
As an investigation into fraud in the mutal-fund industry expanded, observers defended the Malvern firm as a model.

BYLINE: By Todd Mason; Inquirer Staff Writer

BODY:

New York Attorney General Eliot Spitzer subpoenaed records and information from Vanguard Group in an expanding probe of mutual-fund fraud, sending new shock waves through the industry.

Spitzer's office, which is challenging the Securities and Exchange Commission for the role of top cop on Wall Street, declined to comment.

Vanguard said it was cooperating with Spitzer.

"This request for information and documents, which arrived in the form of a subpoena, in no way implies any wrongdoing," Vanguard said yesterday.

Spitzer is looking for arrangements in which institutional investors steered business to fund families in exchange for preferential treatment on short-term trades.

"We issued a goodly number of subpoenas," Brad Maione, a spokesman for Spitzer's office, said. "We're going where the investigation takes us."

But observers were surprised to see the inquiry reach Vanguard's door in Malvern. The nation's second-largest mutual-fund company is an avowed foe of market timers - investors who buy and sell quickly to capitalize on small discrepancies in prices.

"What I think he will find is a model" of how market timing should be handled, said Mercer Bullard, a University of Mississippi securities professor and a critic of the mutual-fund industry.

On Wednesday, Spitzer announced that Canary Capital Partners paid $30 million in restitution and $10 million in fines to settle charges that the hedge fund made illegal trades in collusion with fund families.

His complaint alleged that Bank of America Corp., Bank One Corp., Janus Capital Group Inc., and Strong Capital Management Inc. allowed the hedge fund to place after-hours trades.

Investors who buy after the market closes but before mutual funds reprice their shares can capitalize on the day's major changes in stock prices.

The complaint also alleged that the funds permitted Canary Capital to buy and sell international funds in ways that exploited the time zones separating global markets.

Canary Capital entered into agreement "with dozens of mutual-fund families" effectively trading its business for preferential treatment, according to the complaint.

Vanguard denied being one of them in the written statement issued yesterday. The trading practices alleged in the Canary Capital case "would fly in the face of everything Vanguard stands for," it said.

A pioneer of index investing, Vanguard initially required sales orders to be submitted in writing to thwart in-and-out trading by speculators.

Arthur Gabinet, head of the SEC office in Philadelphia, described Spitzer's Vanguard connection as puzzling. Subpoenas "could mean either Vanguard was victimized or that some Vanguard fund managers... permitted the timing of Vanguard funds," he said.

Brokerage firms could be completing after-hours sales of mutual funds without the fund company's knowledge, said John Grady, general counsel of Turner Investments, Berwyn.

A mutual-fund company "could have people out there who are [acting as its agent] for purposes of the 4 p.m." market close, Grady said. Speaking for Turner, as well as a shaken mutual-fund industry, Grady added: "We have no knowledge of people consciously taking post-4 p.m. orders."

Invesco Funds said it received a subpoena. Turner and Fidelity Investments, the nation's largest fund company, said they had not.

Timing international markets may be more pervasive and costly, William Goetzmann, a Yale University finance professor, said.

Because Asian stock prices are 13 hours old before they are incorporated in the price of U.S. international funds, traders have ample opportunity to trade on subsequent news, such as a strong Wall Street rally that is likely to send Tokyo shares higher.

Goetzmann said the impact on mutual-fund investors was immediate and costly. "If you sell a share at a price that's too cheap, it comes right out of the pockets of current shareholders," he said.

Even so, Vanguard has been in the forefront of efforts to curb market timing. In June, the fund company began assessing 2 percent redemption fees on quick sales of nine international funds.

Vanguard founder Jack Bogle described mixed feelings yesterday. He said Spitzer "should get the mutual-fund shareholder's medal of honor. Letting people trade after the close is so morally and legally outrageous, it's hard to imagine it happening."

Vanguard's subpoena was a surprise, he said. "I have no idea what it was about."

Staff writer Joseph N. DiStefano contributed to this article. Contact staff writer Todd Mason at 215-854-5679 or tmason@phillynews.com

LOAD-DATE: September 6, 2003

EXHIBIT D.22

The San Francisco Chronicle

SEPTEMBER 11, 2003, THURSDAY, FINAL EDITION

SECTION: BUSINESS; Pg. B1; NET WORTH

LENGTH: 1080 words

HEADLINE: How late-trading schemes work;

What to do if you own Nations

BYLINE: Kathleen Pender

BODY:
What should you do if you own shares in one of the four fund companies caught up in New York Attorney General Eliot Spitzer's investigation into potential trading abuses?

Some financial advisers say investors, depending on their individual circumstances, should consider selling Nations funds and avoid putting new money into Strong, Bank One and Janus funds for now.

So far none of the four fund groups has been charged with any wrongdoing. But the alleged abuses at Nations, a Bank of America unit, "are so serious we've already recommended that investors consider selling their in-house Nations funds," says Morningstar analyst Emily Hall.

Mercer Bullard, president of Fund Democracy and a frequent critic of fund companies, says, "You have all you need to know about Nations Funds to know that your money is at risk as long as you leave it there."

The other three fund companies allegedly engaged in activities that appear unethical but are not clearly illegal and may be widespread in the industry.

Spitzer alleges that Nations let a large hedge fund, Canary Capital Partners, engage in late trading of fund shares.

Funds price their shares at 4 p.m. Eastern time each day when the markets close. Orders placed at or before 4 p.m. get that day's price. Orders placed after 4 p.m. get the next day's price. This has been a law since 1968.

According to Spitzer, BofA installed special computer equipment in Canary's office that allowed it to trade Nation's funds, and hundreds of other funds, at the 4 p.m. price until 6:30 p.m. In return, Canary agreed to leave millions of dollars in BofA bond funds.

This late-trading arrangement let Canary trade on news that broke after the markets closed, at the expense of long-term shareholders, says Spitzer.

Spitzer alleges that BofA, Strong, Bank One and Janus let Canary engage in short-term market-timing strategies that exploited time differences and pricing inefficiencies.

Suppose a U.S. fund invests in Japanese companies and prices its shares at 4 p.m. New York time. The Japanese market closes at 2 a.m. New York time. So the fund's closing price is 14 hours "stale."

Now suppose during a New York trading day, U.S. stocks soar 5 percent. That will almost certainly cause Japanese stocks to rise when the market there reopens. A short-term trader can almost guarantee a profit by buying at the stale price and selling the next day.

This is known as stale-price arbitrage.

In a paper published last October, Stanford University assistant professor Eric Zitzewitz says traders who buy international funds on days the S&P 500 has risen and sell them on days the index has declined can earn 35 percent a year. With certain refinements, the strategy can earn 70 percent.

These profits come at the expense of long-term shareholders. Frequent trading increases transaction costs and can disrupt the fund manager's strategy.

Stale pricing also affects funds that invest in U.S. stocks and bonds that trade infrequently with large gaps between the bid and ask prices.

Zitzewitz estimates that stale-price arbitrage costs long-term shareholders $5 billion a year.

The Securities and Exchange Commission has encouraged fund companies to reduce arbitrage opportunities by adopting "fair pricing." This involves using market indicators, mathematical formulas and a certain amount of guesswork to update stale prices.

But fair pricing is costly and time consuming and its use varies widely among fund families.

Fund companies also can discourage market timing by imposing fees and other restrictions on short-term traders. Zitzewitz found these are not always effective because arbitrage profits can outweigh the fees.

Spitzer alleges that Canary entered into agreements with "dozens of mutual fund families, allowing it to time many different mutual funds."

These included Nations, Janus, Bank One and Strong.

Canary typically would agree to keep the money it moved in and out of funds within the family, so the family would continue to earn management fees. Sometimes the fund group waives early redemption fees.

None of the funds disclosed these arrangements with Canary. In fact, the funds' prospectuses said they discouraged market timing.

In its settlement with Spitzer, Canary agreed to give back $30 million in profit and pay a $10 million penalty.

BofA and Janus have said they will hire independent firms to investigate possible trading abuses and will reimburse investors for any losses that improper trades may have cost them.

Morningstar is recommending that investors consider selling -- or at least not buy -- any Nations funds. This includes Nations Marsico funds, which are subadvised by Marsico Capital Management. But the sale recommendation does not include Marsico funds, which were acquired by BofA but are not distributed by Nations. (Yes, it's confusing.)

If you own a fund in a taxable account and sell it, you may trigger unwanted tax consequences. If you own a fund in an IRA, 401(k) plan or other tax-deferred account, you won't owe taxes if you keep sale proceeds in another investment within the tax-sheltered account.

Morningstar is not recommending the sale of Strong, Janus or Bank One funds. However, "if you are thinking about buying into these funds, now is not the time to do it," Hall says.

Market-timing abuses will cause a fund's share price to fall overnight. "It's really a question of whether the fund family has your best interests as a shareholder in mind," Hall says.

She says investors should stick with fund families "that have in the past exhibited a lot of shareholder-sensitive behavior."

These include fund groups with low fees, that take their prospectuses seriously, whose managers have their own money in the funds and don't roll out flavor-of-the-month funds.

Such groups include American, T. Rowe Price, Dodge & Cox, and Tweedy, Browne, she says.

I asked Josh Weiss, who analyzes funds for Litman/Gregory Asset Management, which managers have their shareholders best interests at heart. He named Longleaf Partners, Chris Davis at Selected American Shares and the Rainier funds.

Bullard gives Vanguard Group and Fidelity Investments credit for adopting fair pricing.

Vanguard has also taken pains to discourage market timing in its index funds. Vanguard, however, has also received a subpoena from Spitzer, along with BlackRock, Federated Investors, Invesco and a number of other fund groups.

LOAD-DATE: September 11, 2003

EXHIBIT D.23

The San Diego Union-Tribune

September 6, 2003, Saturday

SECTION: BUSINESS;Pg. C-1

LENGTH: 911 words

HEADLINE: Brokerages, mutual funds working on SEC requests

BYLINE: Jake Keaveny; REUTERS | Bloomberg News contributed to this report.

BODY:
NEW YORK -- Brokerages and mutual fund companies started working overtime this week to process a flood of requests for information relating to new investigations into the $7 trillion mutual fund and $600 billion hedge fund industries.

The U.S. Securities and Exchange Commission sent out demands for information from dozens of firms to follow up on an investigation announced this week into mutual fund trading by New York Attorney General Eliot Spitzer.

The companies subpoenaed included big brokerages like Merrill Lynch and Goldman Sachs, and Fidelity Investments and Vanguard Group, the No. 1 and No. 2 mutual fund companies respectively. Other firms contacted included hedge fund Millennium Management LLC; Invesco Funds, a unit of fund management company Amvescap; and Legg Mason.

Vanguard said yesterday that it is cooperating with Spitzer and that it hadn't done anything wrong. "To be clear, this request for information and documents, which arrived in the form of a subpoena, in no way implies any wrongdoing by Vanguard," the company said in a statement.

People familiar with the investigations said regulators have asked firms for the names of clients that generate the most revenue, as well as for customers whose trading strategies are designed to profit from temporary imbalances in the way the market values mutual fund shares.

In many cases, the trail is expected to lead to hedge funds because they are loosely regulated, use short-term trading strategies and generate lucrative fees for brokerages through heavy trading, say executives at different firms.

"It's safe to say we have some work to do," said one Wall Street executive. "From what we understand, every major mutual fund company out there has, or will, be contacted."

Massachusetts Secretary of the Commonwealth William Galvin has also opened an investigation into the trading practices. Galvin's office subpoenaed Prudential Securities for information on trading practices, according to regulatory filings. It also subpoenaed Eaton Vance, though a spokeswoman said the request focused on a firm that Eaton Vance has done business with.

"There was a core of brokers at Prudential who appear to be regularly involved in market timing trades of mutual funds, and we're very concerned about that," Galvin said during an interview on Bloomberg television.

On Wednesday, Spitzer announced a $40 million settlement with the hedge fund Canary Capital Partners. The New York Attorney General said Bank of America's Nations Funds, Janus Capital Group and other mutual fund companies facilitated the trades.

Spitzer took a novel approach in charging Canary Capital with trading practices including "timed trading," in which shares in mutual fund companies are bought and sold rapidly when the trader perceives that they are improperly valued. He also charged the hedge fund with the illegal practice of after-market trading -- buying mutual fund shares after the close of trading for the day.

Spitzer's investigation is still in its early stages. A person familiar with the investigation said a team of attorneys led by David Brown, one of his lieutenants, has been plowing through documents received from two waves of subpoenas, one made last June and another in late August.

Lawyers for the mutual fund companies must gather the data the regulators are seeking and assess it to determine whether their companies face liability.

"A task like this can be Herculean," said Mike Swartzendruber, a securities lawyer at law firm Fulbright & Jaworski. "We're talking about reviewing incredible amounts of electronic and paper information, which can mean hundreds of man-hours."

Executives say after-market trading was probably not widespread since it is illegal under federal securities laws.

Mutual fund shares are valued once a day when the market closes. Spitzer alleged that Bank of America allowed Canary to make trades hours after the market closed, allowing its traders to profit from after-market events that affected the value of underlying shares.

Looking for instances of timed trading will be more burdensome to the firms because it is not necessarily illegal, lawyers said. But the practice could draw questions about whether mutual fund companies violated prohibitions of the practice in their prospectuses and other internal policies.

Spitzer alleges that Bank of America violated a fiduciary duty to its long-term shareholders by actually facilitating timed trades of its funds by Canary.

Brokers and mutual fund companies are reviewing their policies on the prohibition and policing of timed trading, say executives in several firms.

James Hawkes, the chief executive at fund management company Eaton Vance, gave examples in a release yesterday of ways the company protects its shareholders from the effects of market timing.

The company refuses orders from suspected market timers, and has registered complaints with firms whose broker-dealers attempt to market-time its Eaton Vance funds, he said.

The internal policy at Morgan Stanley's retail brokerage defines market timing as buying and selling of shares in open-end mutual funds within any three-day period.

Once market timing is identified, the violators are subject to actions that include closing the account, disciplining or firing the financial advisor in charge of the account or liquidating the shares, according to a person familiar with Morgan Stanley's policy.

LOAD-DATE: September 8, 2003

EXHIBIT D.24

The New York Post

September 6, 2003, Saturday

SECTION: All Editions; Pg. 018

LENGTH: 387 words

HEADLINE: MASS. A.G. JOINS PROBE INTO FUNDS

BYLINE: JENNY ANDERSON

BODY:

The $7 trillion mutual-fund industry is under fire. Two days after New York Attorney General Eliot Spitzer said he waslaunching a widespread investigation into fraudulent trading practices in the industry, his counterpart in Massachusetts jumped into the fray as well.

Prudential Securities confirmed Secretary of the Commonwealth of Massachusetts William Galvin is investigating the firm's brokers for some of the same trading practices Spitzer is investigating.

Spitzer named four major fund families - Bank of America, Janus Capital Corp., BankOne and Strong Capital Management - as part of his inquiry.

After Spitzer dropped that bomb, the first class-action lawsuit was filed against those four mutual fund companies, and the SEC dashed off a letter to all major mutual-fund companies, seeking information about their trading practices.

Major fund complexes, including the Vanguard Group and Invesco Funds, a unit of Amvescap, confirmed they have received subpoenas - requests for information - from Spitzer's office.

Millennium Management, a $4 billion hedge-fund complex, also said it received a subpoena from Spitzer. According to Spitzer's complaint, investors may have lost up to $4 billion as a result of after-hours trading and market timing.

While no number for liability has been targeted - the investigation just started - more civil actions will likely follow, alleging securities fraud by implicated mutual fund companies and breach of fiduciary duty to fund investors.

"Our greatest concern focuses on the impact the investigation will have on the retail investor," said securities industry analyst Charles Hintz. "Over the last three years, the retail investor has learned that the stock market doesn't always go up, that he shouldn't trust equity research analysts, that investment-grade companies can go bankrupt and now he is being told by Mr. Spitzer that the mutual-fund prospectus cannot be trusted."

Spitzer's probe into the mutual-fund industry follows long-standing investigations by the SEC and NASD, as well as by Secretary Galvin, into mutual-fund sales practices.

This is the first time after-hours trading and timing have been widely scrutinized, and the impact may be massive liability for the as-yet-untarnished industry.

GRAPHIC: BILL GALVINLooking at Prudential.

LOAD-DATE: September 8, 2003

EXHIBIT D.25

The Journal News (Westchester County, NY)

September 6, 2003 Saturday

SECTION: BUSINESS; Pg. 1D

LENGTH: 857 words

HEADLINE: Spitzer seeking data from fund companies

BYLINE: Allan Drury, Staff

BODY:

Allan Drury

The Journal News

State Attorney General Eliot Spitzer has issued subpoenas to some of the nation's largest mutual fund companies in his quest to determine the extent of improper trading of fund shares.

Vanguard Group, the second largest mutual fund company in the United States, and Federated Investors Inc., which ranks sixth, confirmed yesterday that they have received subpoenas from Spitzer's office.

Invesco Funds Group, a unit of Houston's Aim Investments, and some of its affiliates have been contacted by Spitzer and are cooperating, Ivy McLemore, an Aim spokesman told Bloomberg News. Officials at Putnam Investments in Boston and Legg Mason Inc. also told Bloomberg they are working with Spitzer's office.

Spitzer said this week at least 30 fund families let Canary Capital Partners LLC, a New Jersey hedge fund, make illegal trades that cost other investors money. He said he believes the practices - late-day trading and market timing - are widespread in the mutual fund industry and cost investors billions of dollars annually.

Mutual funds tally their price - the net asset value - at 4 p.m. when markets close. But Spitzer said the fund companies let Canary buy shares after hours at the 4 p.m. price. Those orders should have been assigned the next day's closing price.

By buying at the old price, Canary, which agreed to pay $40 million in fines and restitution, was able to benefit from positive news released after the close of the markets.

Market timing refers to the rapid-fire trading of mutual fund shares in order to take advantage of inefficiencies in the way mutual fund companies price their shares.

Spitzer said this is often done with U.S. funds that hold foreign stocks. Because of time-zone differences the trading of those foreign stocks may end hours before the end of the trading day in the United States. Events may cause the price of the shares to increase after the foreign markets close, meaning the market timers can buy or sell shares at the "stale" price.

They can then benefit from movements in the price that occur in the foreign markets the next day.

The issuing of a subpoena does not mean the attorney general's office suspects the company on the receiving end has broken the law.

But Brian Mattes, a Vanguard spokesman said the company was concerned about news reports that the company received a subpoena because shareholders were concluding the company did something wrong.

"These practices are not and have never been allowed at Vanguard," the company said in a prepared statement. "Clearly, they would fly in the face of everything Vanguard stands for in terms of fiduciary responsibility, ethics, and integrity."

The statement said the company has safeguards in place to prevent "trading activity that would be detrimental."

The company uses redemption fees - which are imposed if a buyer tries to sell shares before a certain period of time elapses - to discourage market timing. The company also screens large dollar transactions and limits the number of times an investor can buy and sell shares of a fund, the statement said.

The company said it has refused money if it suspected the prospective investor intended to use its funds for short-term or speculative purposes.

Meghan McAndrew, a spokesperson for Federated Investors Inc., confirmed her company received a subpoena and would say only that the company is preparing its response.

The allegations were stunning to many investors and Wall Street watchers because of the prominence of the mutual fund companies Spitzer named. They included Janus Capital Group Inc., Strong Capital Management Inc., Bank of America Corp. and Bank One Corp.

Bank of America released a statement saying it has policies in place to prohibit late-day trading and that it takes "the integrity of the market and investors very seriously."

Representatives of several other large mutual fund companies contacted yesterday did not return phone calls. The companies Spitzer said conspired with Canary have all said they would cooperate with the investigation.

Spitzer and his staff appear determined to find out the scope of the illegal activity. A source close to the investigation confirmed yesterday that the office has issued subpoenas to "dozens of companies" and has received "boxes and boxes of data" in response.

The documents include records of trades, internal e-mails, paper memos and copies of company policies late-day trading and market timing, the practices that Spitzer believes benefitted Canary, the source said.

The office began issuing the subpoenas to mutual fund and hedge fund companies about two months ago and sent out another batch in the last two weeks.

The office is "casting a fairly wide net" in its investigation, the source said.

Late-day trading is illegal under the state's Martin Act and U.S. Securities and Exchange Commission regulations, Spitzer said.

Market timing is not illegal, but many companies say in their public documents that they do not take part in the practice, securities lawyers said.

Reach Allan Drury at adrury@thejournalnews.com or at 914-694-5069.

LOAD-DATE: September 9, 2003

EXHIBIT D.26

The Bradenton Herald

September 6, 2003 Saturday EST EDITION

SECTION: BUSINESS; Pg. 1

LENGTH: 384 words

HEADLINE: SEC delving into allegations of mutual fund fraud

BYLINE: MARCY GORDON; Associated Press

DATELINE: WASHINGTON

BODY:

Federal securities regulators are seeking information from most of the nation's mutual fund companies as part of a new inquiry into after-hours and short-term trading following a complaint from New York's attorney general alleging widespread fraud in the industry.

The Securities and Exchange Commission has asked the companies to supply information by Sept. 15 on their policies governing the use of market timing and late trading, an SEC official said Friday on condition of anonymity. If allegations raised by New York Attorney General Eliot Spitzer prove true, the companies will face the maximum civil penalties, officials said.

Spitzer announced Wednesday that hedge fund Canary Capital Partners had agreed to pay $40 million to settle charges that it made special arrangements with several leading mutual fund families to use the improper trading techniques. The funds - Bank of America Corp., Bank One Corp., Strong Financial Corp. and Janus Capital Group - have said they are cooperating with investigators.

Dozens of other mutual fund companies have been subpoenaed in the case, including Vanguard Group and Invesco Funds Group. Both firms said they were cooperating with investigators.

Market timing is a technique involving short-term, "in and out" trading of mutual fund shares, which is detrimental for the long-term shareholders for whom mutual funds are designed. While not technically illegal, the practice is prohibited by many mutual funds.

Late trading, which is prohibited by federal regulations and New York's Martin Act, involves purchasing mutual fund shares at the closing price after the New York markets shut down. Mutual fund shares are priced once a day, and under ordinary procedures, shares purchased after 4 p.m. Eastern are held in reserve and sold at the next day's price.

In exchange for big-money investments, Spitzer said, the mutual funds in the Canary case bent the rules applied to most investors and allowed the hedge fund to make after-hours trades and "in and out" transactions. This sort of illegal arrangement is widespread within the mutual fund industry, Spitzer's complaint alleged, and could be costing average long-term shareholders billions each year.

See: www.sec.gov

New York Attorney General's Office: http://www.oag.state.ny.us

LOAD-DATE: September 6, 2003

EXHIBIT D.27

HedgeWorld Daily News

September 9, 2003 Tuesday

SECTION: DAILY NEWS

LENGTH: 338 words

HEADLINE: Spitzer Widens Investigation of Hedge Fund Late Trades

BYLINE: Chidem Kurdas, New York Bureau Chief

BODY:

NEW YORK (HedgeWorld.com) - New York attorney general Eliot Spitzer's office subpoenaed around a dozen additional hedge funds in the ongoing inquiry into the trading of mutual fund stocks.

Tewksbury Capital Management is among the firms required to provide information on after-hours and short-term trading of mutual fund shares - a special privilege allowed by mutual fund companies under quid pro quo arrangements that harmed long-term shareholders, according to the attorney general. Monroe Trout sold multi-billion dollar Tewksbury, formerly Trout Trading Management Co. Ltd., to chief executive Matthew Tewksbury last year.

Haidar Capital management, Goodwin Trading Corp., and Samaritan Asset Management also received subpoenas. None of these managers have been accused publicly of any wrongdoing. The attorney general's office said that all information about the subpoenas is confidential at this time.

Said Haidar runs a long/short equity strategy that might have included mutual fund shares. One of his funds, Haidar Jupiter, has US$170 million in assets and returned more than 24% (annualized) since inception. Samaritan funds, managed by Edward Owens, contain around US$143 million in assets. Their five-year annualized returns range from 21% to 28%.

Mutual fund companies caught in the probe include Bank of America, Invesco Funds Group, Janus Capital Corp. and Vanguard Group. At least one, Janus, said that it plans to reimburse shareholders who lost money from improper market timing trades.

The Securities and Exchange Commission and the U.S. attorney in Manhattan, James Comey, reportedly are planning their own investigations into the trading of mutual fund stocks.

Millennium Management has been subpoenaed, as well. Last week Mr. Spitzer announced a US$40 million settlement with Canary Capital Partners, a hedge fund that specialized in trading mutual fund shares. Canary manager Edward Stern and his staff are providing evidence in the probePrevious HedgeWorld Story.

CKurdas@HedgeWorld.com

LOAD-DATE: September 10, 2003

EXHIBIT D.28

Milwaukee Journal Sentinel (Wisconsin)

September 6, 2003 Saturday FINAL EDITION

SECTION: BUSINESS; Pg. 01D

LENGTH: 547 words

HEADLINE: Strong chief says inquiry comes as a surprise;
Company is doing its own review of trading by hedge fund, he says

BYLINE: KATHLEEN GALLAGHER kgallagher@journalsentinel.com

BODY:

The New York attorney general's investigation into questionable mutual fund trading practices at Strong Capital Management Inc. came as a "surprise" to Richard S. Strong, the company's founder and chairman said in a letter to employees and clients.

"We can assure you we are turning over every rock at our firm as part of our own comprehensive review and that we are committed to acting in the best interests of our clients," Strong wrote.

Strong sent the letter after New York Attorney General Eliot Spitzer accused his firm and three other mutual fund companies of giving a hedge fund special trading opportunities in return for its promise to make significant investments in some of the companies' funds.

Strong is accused of allowing New Jersey-based Canary Capital Partners LLC to time its investments in five Strong funds and provided breakdowns of the holdings in those funds in exchange for a commitment from Canary to keep as much as $18 million in a Strong brokerage account to trade in those funds.

Canary also promised to keep another, unspecified amount of "substantial additional assets" in Strong hedge funds.

While allowing the timing is not technically illegal, such practices can hurt other shareholders in the fund by forcing its managers to buy or sell at the wrong time because the timers are moving money in or out.

If Strong did indeed allow the timing, it violated statements in Strong's fund prospectus that said the firm actively sought to deter timers.

The fund trustees at Strong were surprised by Spitzer's charges and believed that the company had been following policies against market timing, said William F. Vogt, a board member.

A meeting of the trustees about Spitzer's investigation has been postponed until Tuesday, Vogt said.

Vogt, a senior vice president at IDX Systems Corp., wouldn't comment further.

Another trustee, Neal Malicky, referred a reporter to a Strong spokeswoman.

"We will communicate with shareholders in other ways, but I think that anything at this point needs to come from her," said Malicky, president emeritus and former chancellor of Baldwin-Wallace College in Ohio.

Strong has promised to cooperate with Spitzer's investigation.

Other companies cited in Spitzer's complaint were Bank of America Corp., Bank One Corp. and Janus Capital Group Inc.

All were accused of allowing Canary to engage in either market timing or late trading.

The complaint did not accuse Strong of allowing late trading.

Late trading involves purchasing fund shares at the 4 p.m. EST price after the markets close.

It is prohibited by New York state's Martin Act and U.S. Securities and Exchange Commission regulations because it allows a favored investor to take advantage of post-market events not reflected in the share price at that day's close.

Invesco Funds Group Inc., Legg Mason Inc., Vanguard Group and Millennium Management LLC, a hedge fund, were among at least six other companies that said Friday they'd received subpoenas from Spitzer's office as part of the inquiry.

Canary on Wednesday agreed to return $30 million in profits and pay a $10 million fine to settle a civil complaint of illegal trading practices.

Bloomberg News contributed to this report.

LOAD-DATE: September 6, 2003

EXHIBIT D.29

The Record (Bergen County, NJ)

September 6, 2003 Saturday All Editions

SECTION: BUSINESS; Pg. A09

LENGTH: 294 words

HEADLINE: SEC probes mutual fund trading policies;
Firms could face fraud penalties

SOURCE: Wire Services

BYLINE: MARCY GORDON, THE ASSOCIATED PRESS

BODY:

WASHINGTON - Federal securities regulators are seeking information from most of the nation's mutual fund companies as part of a new inquiry into after-hours and short-term trading after a complaint from New York's attorney general alleging widespread fraud in the industry.

The Securities and Exchange Commission has asked the companies to supply information by Sept. 15 on their policies governing the use of market timing and late trading, an SEC official said Friday on condition of anonymity. If allegations raised by New York Attorney General Eliot Spitzer prove true, the companies will face the maximum civil penalties, officials said.

Spitzer announced Wednesday that hedge fund Canary Capital Partners had agreed to pay $40 million to settle charges that it made special arrangements with several leading mutual fund families to use the improper trading techniques. The funds - Bank of America Corp., Bank One Corp., Strong Financial Corp. and Janus Capital Group - have said they are cooperating with investigators.

Dozens of other mutual fund companies have been subpoenaed in the case, including Vanguard Group, the nation's second-largest fund manager, and Invesco Funds Group, a subsidiary of British asset manager Amvescap. Both firms said they were cooperating with investigators.

Market timing is a technique involving short-term, "in-and-out" trading of mutual fund shares, which is detrimental for the long-term shareholders for whom mutual funds are designed. While not technically illegal, the practice is prohibited by many mutual funds.

Late trading, which is prohibited by federal regulations and New York's Martin Act, involves purchasing mutual fund shares at the closing price after the New York markets shut down.

LOAD-DATE: September 8, 2003

EXHIBIT D.30

Providence Journal-Bulletin (Rhode Island)

September 6, 2003, Saturday All Editions

SECTION: Business; Pg. B-01

LENGTH: 779 words

HEADLINE: (W) Mass. probes fund trading at Prudential

BYLINE: EDDIE BAEB Bloomberg News

BODY:
* Traders may have broken securities laws if they conducted market-timing trades of mutual funds for some large customers.

* * *

Bloomberg News

Massachusetts Secretary of the Commonwealth William Galvin said yesterday he is investigating a group of Prudential Financial Inc. brokers in Boston who were "regularly involved" in short-term trading in mutual funds.

Such trades may have come at the disadvantage of other fund investors in breach of the brokers' fiduciary duties, he said in a television interview with Bloomberg News. Prudential, which said in a regulatory filing that it received a subpoena, denied any wrongdoing and said it adhered to all laws and regulations.

Galvin said he'll likely file charges against Prudential Securities, which was taken over by Wachovia Corp., in July. Massachusetts isn't targeting mutual fund companies because of allegations by New York Atty. Gen. Eliot Spitzer that four firms engaged in market timing and late trading, he said.

"There was a core group of brokers at Prudential who appear to be regularly involved in market-timing trades of mutual funds, and we're very concerned about that," Galvin said.

Federal securities regulators are investigating most of the nation's mutual fund companies as part of a new inquiry into after-hours and short-term trading after a complaint from Spitzer alleging widespread fraud in the industry.

The Securities and Exchange Commission has asked the companies to supply information by Sept. 15 on their policies governing the use of market timing and late trading, an SEC official said yesterday on condition of anonymity. If allegations raised by Spitzer prove true, the companies will face the maximum civil penalties, officials said.

Spitzer announced Wednesday that hedge fund Canary Capital Partners had agreed to pay $40 million to settle charges that it made special arrangements with several leading mutual fund families to use the improper trading techniques. The funds -- Bank of America Corp., Bank One Corp., Strong Financial Corp. and Janus Capital Group -- have said they are cooperating with investigators.

Dozens of other mutual fund companies have been subpoenaed in the case, including Vanguard Group, the nation's second-largest fund manager, and Invesco Funds Group, a subsidiary of British asset manager Amvescap. Both firms said they were cooperating with investigators.

A subpoena is a request for information. It doesn't always mean a company is under investigation and may be a way for prosecutors to get information about other companies or people.